As Filed with the Securities and Exchange Commission on January 16, 2002
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARRAY BIOPHARMA INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	84-1460811
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3200 Walnut Street

Boulder, CO 80301
(303) 381-6600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Robert E. Conway, Chief Executive Officer

Array BioPharma Inc.
3200 Walnut Street
Boulder, CO 80301
(303) 381-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies To:

Alan L. Dye Christopher D. Ozeroff Hogan & Hartson L.L.P. 1800 Broadway, Suite 200 Boulder, CO 80302 (720) 406-5300	Charles K. Ruck Derek D. Dundas Latham & Watkins 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	be Registered	Share(1)	Price(1)	Registration Fee

Common Stock, $0.001 par value per share	4,830,000(2)	$14.60	$70,518,000	$16,854

(1)	Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low prices on January 15, 2002 as reported by the Nasdaq National Market.

(2)	Includes a total of 630,000 shares subject to an over-allotment option that we and the selling stockholders have granted to the underwriters.

      Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 16, 2002

PROSPECTUS

4,200,000 Shares

Common Stock

We are offering 4,200,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “ARRY.” On January 15, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $14.85 per share.

Investing in the shares involves risks. “Risk Factors” begin on page 7.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses, to Array BioPharma Inc.	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 630,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares of common stock on or about                     , 2002.

LEHMAN BROTHERS

UBS WARBURG

LEGG MASON WOOD WALKER

INCORPORATED

THOMAS WEISEL PARTNERS LLC

                        , 2002

Inside Front Cover

[Graphic depicting the placement of the Array Discovery Platform within the full spectrum of the drug discovery and development process.]

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
ARRAY BIOPHARMA INC. BALANCE SHEETS
ARRAY BIOPHARMA INC. STATEMENTS OF OPERATIONS
ARRAY BIOPHARMA INC. STATEMENTS OF STOCKHOLDERS’ EQUITY
ARRAY BIOPHARMA INC. STATEMENTS OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS
EX-10.1 Employment Agreement - Robert E. Conway
EX-23.2 Consent of Ernst & Young LLP

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	16
About this Prospectus	16
Use of Proceeds	17
Dividend Policy	17
Price Range of Our Common Stock	17
Capitalization	18
Dilution	19
Selected Financial Data	20
Management’s Discussion and Analysis of Financial Condition and Results of Operations	21
Business	29
Management	42
Principal and Selling Stockholders	45
Underwriting	48
Legal Matters	50
Experts	50
Where You Can Find More Information	51
Incorporation of Certain Documents By Reference	51
Index to Financial Statements	F-1

      Our trademarks include the Array BioPharma logo and the terms “ARRAY BIOPHARMA,” “ARRAY BIOPHARMA THE DISCOVERY RESEARCH COMPANY,” “TURNING GENOMICS INTO BREAKTHROUGH DRUGS,” and “OPTIMER”, for which we have pending trademark registrations in the United States, and “ARRAY DISCOVERY PLATFORM,” for which we assert common law trademark rights. Other trademarks and trade names appearing in this prospectus are the property of the holders of such trademarks and trade names.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and the financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated here by reference. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” and information incorporated by reference in this prospectus from our other filings with the SEC.

Array BioPharma

      We are a drug discovery company inventing new small molecule drugs through the integration of chemistry, biology and informatics. Our experienced scientists use our integrated set of drug discovery technologies, which we call the Array Discovery Platform, to invent novel small molecule drugs in collaboration with leading pharmaceutical and biotechnology companies and to build our own pipeline of proprietary drug candidates.

      The drug industry is experiencing revolutionary change fueled by recent advances in genomics and the biological understanding of disease that have resulted in the identification of thousands of new targets, which are the proteins that may cause disease. As a result of the proliferation of new targets, we believe the drug research and development bottleneck is shifting from the identification of targets to the creation of safe and effective new drugs, which can be small molecule or protein-based therapeutics.

      Small molecule drugs are invented by chemists and are generally taken as a pill, as opposed to protein therapeutics which are generally given by injection. We believe small molecule drugs have inherent advantages over protein therapeutics, including a greater universe of treatable diseases, lower cost with greater ease of manufacturing and patient preference for a pill over an injection. Although a high proportion of biotechnology research has historically been devoted to protein-based therapeutics, approximately 90% of the top 500 prescription drugs, based on worldwide sales in 2000, are small molecule drugs. Accordingly, we believe that there will be increased emphasis on small molecule drug discovery in the biotechnology industry.

      Our aim is to be the industry leader in small molecule drug discovery by utilizing the Array Discovery Platform to efficiently create high-quality drug candidates. Early in the drug discovery process, our scientists use the Array Discovery Platform to engineer desirable drug characteristics into drug candidates. We believe that the early optimization of superior drug characteristics will reduce the failure rate of drug candidates in development, thus increasing research productivity.

      To capitalize on the small molecule drug discovery opportunity, we believe that an experienced scientific team with a track record of success is crucial. Accordingly, we have grown our staff to 226 full-time employees as of January 15, 2002, including 162 scientists, of whom 98 have Ph.D.’s and 74 have large pharmaceutical or biotechnology company experience. Members of our scientific staff have contributed during their careers to 18 Investigational New Drug applications and are inventors on over 150 drug-related patents. Additionally, we have increased the laboratory space necessary for our continued growth by securing long-term leases, which will provide up to 190,000 square feet over the next three years and accommodate up to 350 scientists.

      Our recent achievements include:

•	Increased revenue each quarter since our initial public offering in November 2000, including an increase in revenue from $8 million to $21 million for the twelve months ended September 30, 2000 and 2001, respectively;

•	Collaborated with ICOS Corporation to discover a drug candidate that recently entered Phase I clinical trials, resulting in a milestone payment to us;

•	Initiated success-based collaboration agreements, which include milestone and/or royalty payments, with Amgen Inc., ICOS, Takeda Chemical Industries, Inc., Trimeris, Inc. and Vertex Pharmaceuticals Incorporated;

•	Expanded our existing collaborations with pharmaceutical and biotechnology companies such as Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc, Amgen, ICOS and Tularik Inc. to increase their access to the Array Discovery Platform;

•	Enhanced the breadth and depth of the capabilities offered by the Array Discovery Platform from structural biology through process research and development; and

•	Identified proprietary lead molecules against the kinase family of protein targets for inflammation and oncology indications.

      Our objective is to build the industry’s premier drug discovery company by:

•	Continuing to enhance the Array Discovery Platform by developing novel tools and implementing new technologies and processes to accelerate the drug discovery process;

•	Collaborating with pharmaceutical and biotechnology companies to identify novel drug candidates and receive success payments in the form of milestones and royalties in addition to research funding for each scientist dedicated to the programs; and

•	Using the Array Discovery Platform to create our own proprietary drug candidates, which we intend to continue to license for co-development and commercialization with pharmaceutical and biotechnology partners.

      We believe the Array Discovery Platform enables our scientists to make better decisions at each step of the drug discovery process and that our integrated approach to drug discovery will enable both our collaborators and our internal discovery teams to create higher quality drugs more quickly and less expensively. The Array Discovery Platform includes:

•	Structural biology. Our biology team creates valuable information about the interaction of small molecule drugs with disease targets to improve binding characteristics.

•	High throughput screening. Once biologists identify a target, our scientists evaluate, or screen, potential drug compounds against the target for their therapeutic value.

•	Predictive informatics. We use our proprietary software to predict desirable drug characteristics including:

Potency.	The amount of a drug equired to effectively treat the disease;

Selectivity.	The extent to which a drug interacts only with the target; the greater the selectivity, the lower the probability of harmful side effects;

Toxicity.	The presence and significance of any harmful side effects;

Metabolism.	How rapidly the drug works and how long it stays effective; and

Formulation.	How the drug is administered to patients, for example, orally or by injection.

•	Lead generation. Our lead generation team identifies chemical compounds that demonstrate desirable drug characteristics when screened against a target and warrant further testing and refinement as potential drug candidates. These potential drug candidates are called leads.

•	Analytical chemistry. Our analytical chemistry team evaluates the quality of chemical compounds, determines the chemical processes to synthesize these compounds and measures important drug properties.

•	Lead optimization. The scientists on our lead optimization team use an iterative approach of making small changes in the chemical structure of compounds, called leads, that interact with targets in order to optimize the desired drug characteristics of these compounds.

•	Drug metabolism. We have established a series of tests which assess drug metabolism at an early stage in the drug discovery process. Our drug metabolism databases also provide valuable information used to help predict the future clinical success of our compounds.

•	Process research and development. Our scientists improve the chemical synthesis process for drug candidates, which we believe makes the scale-up and production more efficient and cost effective, accelerating the development of valuable drug candidates for human testing.

      We believe that Array BioPharma is well positioned to exploit important trends in the drug discovery industry. We believe that the shifting of the drug discovery bottleneck, the advantages of small molecule drugs, the current high attrition rates in drug development and the relative scarcity of top-quality chemists will increase the value of our drug discovery capabilities.

      We incorporated in Delaware in February 1998 under the name Array BioPharma Inc. Our principal executive offices are located at 3200 Walnut Street, Boulder, CO 80301, and our telephone number is (303) 381-6600. Our web site is www.arraybiopharma.com. Information in our web site does not constitute any part of this prospectus.

The Offering

      Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 630,000 shares of common stock from us and the selling stockholders.

Common stock offered by us	4,200,000 shares

Common stock to be outstanding after the offering	27,801,301 shares

Use of proceeds	We currently intend to use the estimated net proceeds to us from this offering to fund our operations, for working capital and for general corporate purposes, including the following: funding continued internal development of new research tools, technologies and systems infrastructure; expanding our facilities; hiring additional personnel; investing in our proprietary drug discovery efforts; and for acquisitions or joint ventures. See “Use of Proceeds.”

Nasdaq National Market Symbol	ARRY

      The number of shares of common stock to be outstanding after this offering is based on 23,601,301 shares outstanding as of January 1, 2002, and excludes:

•	4,648,401 shares issuable upon exercise of options outstanding as of January 1, 2002, at a weighted average exercise price of $4.27, of which 1,552,531 were exercisable; and

•	905,475 additional shares available for issuance under our stock option plan; and 607,625 shares available for issuance under our employee stock purchase plan.

Summary Financial Data

      The following summary financial data for the period from February 6, 1998 (inception) to June 30, 1998, and for the twelve-month periods ended June 30, 1999, 2000 and 2001, are derived from our historical audited financial statements. The financial data as of September 30, 2001, and for the three-month periods ended September 30, 2000 and 2001, are derived from our unaudited financial statements appearing elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial positions and results of operations. The cost of revenue, research and development expenses, and selling, general and administrative expenses data below includes compensation related to stock option grants. This data should be read together with our financial statements, related notes and other financial information included in this prospectus and incorporated here by reference.

	Period from
	February 6,
	1998				Three Months Ended
	(inception)	Years Ended June 30,			September 30,
	to June 30,
	1998	1999	2000	2001	2000	2001

					(unaudited)

	(in thousands, except per share data)
Statements of Operations Data:
Revenue:
Collaboration revenue	$—	$1,504	$6,774	$16,364	$2,761	$6,916
License and royalty revenue	—	—	—	642	—	276

Total revenue		1,504	6,774	17,006	2,761	7,192
Costs and expenses:
Cost of revenue*	—	1,033	4,445	12,965	2,408	4,533
Research and development expenses*	—	3,301	3,963	8,265	1,702	2,785
Selling, general and administrative expenses*	62	1,522	3,470	7,668	1,694	1,829

Total operating expenses	62	5,856	11,878	28,898	5,804	9,147

Loss from operations	(62)	(4,352)	(5,104)	(11,892)	(3,043)	(1,955)
Interest expense	—	(136)	(384)	(587)	(173)	—
Interest income	13	181	356	2,092	130	461

Net loss before extraordinary item	(49)	(4,307)	(5,132)	(10,387)	(3,086)	(1,494)
Extraordinary loss from early extinguishment of debt	—	—	—	(225)	—	—

Net loss	(49)	(4,307)	(5,132)	(10,612)	(3,086)	(1,494)
Deemed dividend related to beneficial conversion feature of preferred stock	—	—	—	(5,000)	(5,000)	—

Net loss applicable to common stockholders	$(49)	$(4,307)	$(5,132)	$(15,612)	$(8,086)	$(1,494)

Basic and diluted net loss per share:
Net loss applicable to common stockholders before extraordinary item	$(0.06)	$(1.48)	$(1.68)	$(0.98)	$(2.17)	$(0.06)

Net loss applicable to common stockholders	$(0.06)	$(1.48)	$(1.68)	$(0.99)	$(2.17)	$(0.06)

Number of shares used to compute per share data	864	2,918	3,063	15,693	3,719	23,351

*Includes compensation related to option grants:
Cost of revenue	$—	$—	$43	$998	$210	$271
Research and development expenses	—	—	35	644	140	180
Selling, general and administrative expenses	—	—	1,040	3,012	357	249

Total	$—	$—	$1,118	$4,654	$707	$700

	As of
	September 30, 2001

	(unaudited)
		As
	Actual	Adjusted

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$39,779	$97,708
Property, plant and equipment, net	23,446	23,446
Working capital	38,367	96,295
Total assets	72,181	130,109
Long-term debt, less current portion	—	—
Accumulated deficit	(21,595)	(21,595)
Total stockholders’ equity	61,981	119,909

      The as adjusted balance sheet data at September 30, 2001, reflects the receipt of the estimated net proceeds from the sale of 4,200,000 shares of our common stock in this offering at an assumed public offering price of $14.85 per share, after deducting the underwriting discount and estimated offering expenses.

RISK FACTORS

      Investment in our common stock involves a high degree of risk. You should consider carefully the following discussion of risks as well as other information in this prospectus and the prospectus supplement before purchasing any of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock.

Risks Related to Our Business

We may not achieve or sustain profitability.

      We are at an early stage of executing our business plan, and we have a limited history of offering our drug discovery capabilities. We have incurred operating and net losses and negative cash flows from operations since our inception. As of September 30, 2001, we had an accumulated deficit of $21.6 million. We had net losses of $10.6 million and $5.1 million for the fiscal years ended June 30, 2001 and 2000, respectively, and $1.5 million for the three-month period ended September 30, 2001. We may continue to incur operating and net losses and negative cash flows from operations, due in part to anticipated increases in expenses for research and development, expansion of our personnel and our business development capabilities, and acquisitions of complementary businesses and technologies. We may not be able to achieve or maintain profitability. Moreover, if we do achieve profitability, the level of any profitability cannot be predicted and may vary significantly from quarter to quarter.

Our business is dependent upon the extent to which the pharmaceutical and biotechnology industries collaborate with drug discovery companies for one or more aspects of their drug discovery process.

      We are highly dependent on the outsourcing of drug discovery activities by pharmaceutical and biotechnology companies and on their willingness to spend significant funds on research and development. Our capabilities include aspects of the drug discovery process that pharmaceutical and biotechnology companies have traditionally performed internally. The willingness of these companies to expand or continue their outsourcing of drug discovery activities and their research and development expenditures is based on several factors, such as their ability to hire and retain qualified chemists, the resources available for entering into drug discovery collaborations, the spending priorities among various types of research activities and their policies regarding expenditures during recessionary periods. Any of these factors could cause our revenue to decline. In addition, our ability to convince these companies to use our drug discovery capabilities, rather than develop them internally, will depend on many factors, including our ability to:

•	provide scientists and technologies that are of the highest caliber;

•	develop drug discovery technologies that will result in the identification of higher quality drug candidates;

•	achieve intended results in a timely fashion, with acceptable quality and at an acceptable cost; and

•	design, create and manufacture sufficient quantities of our chemical compounds for our collaborators.

      The importance of these factors varies from company to company, and although we believe we currently address them for our collaborators, we may be unable to meet all or any of them for some of our collaborators in the future. Even if we are able to address these factors, these companies may still decide to perform these activities internally or with other companies that provide drug research and development services similar to ours.

We may not be able to recruit and retain the experienced scientists and management we need to compete in the drug research and development industry.

      We are a relatively small company with 226 full-time employees as of January 15, 2002, and our future success depends on our ability to attract, retain and motivate highly skilled scientists and management. Our ability to maintain, expand or renew existing agreements with our collaborators, enter into new agreements, and provide additional expertise to our existing collaborators depends on our ability to hire and retain scientists with the skills necessary to keep pace with the continuing changes in drug discovery technologies. Competition for experienced scientists is intense. We compete with pharmaceutical and biotechnology companies, including our collaborators, medicinal chemistry outsourcing companies, contract research companies, and academic and research institutions to recruit scientists. Our inability to hire additional qualified personnel may also require an increase in the workload for both existing and new personnel. We may not be successful in attracting new scientists or management or in retaining or motivating our existing personnel. The shortage of experienced scientists, and other factors, may lead to increased recruiting, relocation and compensation costs for such scientists, which may exceed our expectations and resources. These increased costs may reduce our profit margins or make hiring new scientists impracticable.

      Our future success also depends on the personal efforts and abilities of the principal members of our senior management and scientific staff to provide strategic direction, manage our operations and maintain a cohesive and stable environment. In particular, we rely on the services of Robert E. Conway, our Chief Executive Officer; Dr. Kevin Koch, our President and Chief Scientific Officer; Dr. David L. Snitman, our Chief Operating Officer and Vice President, Business Development; Dr. Anthony D. Piscopio, our Vice President, Chemistry and Director of Process Chemistry; and R. Michael Carruthers, our Chief Financial Officer. We have employment agreements with all of the above personnel that are terminable upon 30 days prior notice. If we cannot attract and retain qualified scientists and management, we will not be able to continue to provide or expand our drug discovery offerings.

We may not successfully develop a drug candidate that becomes a commercially available drug or enter into additional collaborations that allow us to participate in the future success of our proprietary drug candidates through milestone, royalty and/or license payments.

      One of our business strategies is to create our own proprietary drug candidates and then to enter into collaborations for the co-development and commercialization of these drug candidates that will allow us to earn milestone, royalty and/ or license payments. Our proprietary drug discovery program is in its early stage of development and is unproven. We have received limited license fees, one milestone payment and limited royalties to date. Although we have expended, and continue to expend, time and money on internal research and development programs, we may not be successful in creating valuable proprietary drug candidates that would enable us to form additional collaborations and receive additional milestone, royalty and/or license payments. Even if we are able to negotiate additional collaborations, we may never discover potential drug candidates that ultimately lead to a commercially available drug. We have not, and may not ever create, or contribute to the creation of, a commercial drug.

Because we rely on a small number of collaborators for a significant portion of our revenue, if one or more of our major collaborators terminates or reduces the scope of their agreement with us, our revenue may significantly decrease and our results of operations may be harmed.

      A relatively small number of collaborators account for a significant portion of our revenue. During the three months ended September 30, 2001, revenue from Merck & Co., Inc., Eli Lilly and Company and ICOS Corporation accounted for 18%, 17% and 16%, respectively, of our total revenue. One of our agreements with Merck is terminable upon payment of a termination fee; one of our agreements with ICOS terminates as early as July 2002; and our agreement with Eli Lilly terminates in March 2005, or earlier upon payment of a termination fee. We expect that revenue from a limited number of collaborators will account for a large portion of our revenue in future quarters. In general, our collaborators may terminate their contracts with us upon 30 to 90 days notice for a number of reasons or, in some cases, for no reason. In addition, some of our major collaborators can determine the amount of products delivered and research or development performed under these agreements. As a result, if any one of our major collaborators cancels, declines to renew or reduces the scope of its contract with us, our revenue may decrease.

We may not obtain regulatory approval for the sale and manufacture of drug candidates that we develop with our collaborators or on our own.

      The development and commercialization of drug candidates for our collaborators and our own internal drug discovery efforts are subject to regulation. Pharmaceutical products require lengthy and costly testing in animals and humans and regulatory approval by governmental agencies prior to commercialization. Approval of a drug candidate as safe and effective for use in humans is never certain and these agencies may delay or deny approval of the products for commercialization despite the substantial time and resources required to obtain approvals and to comply with appropriate statutes and regulations. Regulatory agencies may also delay or deny approval based on additional government regulation or administrative action or on changes in regulatory policy during the period of clinical trials in humans and regulatory review. Similar delays and denials may be encountered in foreign countries. None of our collaborators have obtained regulatory approval to manufacture and sell drug candidates owned by us or identified and/or developed under an agreement with us. If we and/or our collaborators cannot obtain this approval, we may not realize milestone or royalty payments based on commercialization goals for these drug candidates. Even if regulatory approval is obtained, clinical studies may be required after sales of a drug have begun. In addition, the identification of certain side effects after a drug is on the market may result in the subsequent withdrawal of approval, reformulation of a drug, additional preclinical and clinical trials and changes in labeling. Any of these events could delay or prevent us from generating revenue from the commercialization of these drugs.

We may fail to expand collaborator relationships.

      One of our business strategies is to continue to expand our existing customer relationships across the full spectrum of the Array Discovery Platform. The number of large pharmaceutical and biotechnology companies that could potentially use our capabilities is limited. As a result, we must expand our existing collaborator relationships in order to maximize our potential revenue. However, we may not be able to expand these existing relationships. We currently provide our drug discovery capabilities to 149 companies, and only 16 of them have chosen to expand their relationship with us to additional types of collaborations.

We may not be able to accelerate the drug discovery process.

      One of our business strategies is to accelerate the drug discovery process to identify potential drug candidates using the Array Discovery Platform. It is uncertain whether we will be able to make the drug discovery process more efficient or create higher quality drug candidates. Our ability to accelerate the drug discovery process depends on many factors, including the performance and decision-making capabilities of our scientists. Our information-driven technology platform, which we believe allows our scientists to make better decisions, may not enable our scientists to make correct decisions or develop viable drug candidates.

Our success will depend on our ability to manage our growth.

      We began operations in 1998 and are at an early stage of our development. We have experienced and expect to continue to experience growth in the number of our employees and the scope of our operating and financial systems. Growth in our operations is placing and is expected to place a significant strain on our operational, human and financial resources. Our ability to compete effectively will depend, in large part, on our ability to expand, improve and effectively use our operating, management, business development and financial systems to accommodate our expanded operations. The physical expansion of our facilities to accommodate future growth may lead to significant costs and may divert management and business development resources. If we fail to effectively anticipate, implement or manage the changes required to sustain our growth, we may not be able to compete successfully.

We may not be able to meet the delivery and performance requirements set forth in our collaboration agreements and contracts.

      In order to maintain our current collaborator relationships and to meet the performance and delivery requirements in our contracts, we must be able to provide drug discovery capabilities at appropriate levels, with acceptable quality and at an acceptable cost. Our ability to deliver the drug discovery capabilities we offer to our collaborators is limited by many factors, including the difficulty of the chemistry, the lack of predictability in the scientific process and the shortage of qualified scientific personnel. In particular, a large portion of our revenue depends on producing collections of chemical compounds, which requires a high rate of production. Some of our collaborators can influence when we provide our drug discovery capabilities under their contracts, which could increase our current contractual commitments to provide chemical compounds even further. If we are unable to increase or maintain our current rate of compound synthesis to meet our existing or future contractual commitments, it may result in delayed or lost revenue, loss of collaborators or failure to expand our existing relationships.

Our quarterly operating results could fluctuate significantly.

      Sales of our drug discovery capabilities, including our Lead Generation Libraries, typically involve significant technical evaluation and/ or commitment of capital by our collaborators. Accordingly, the sales cycles are lengthy and subject to a number of significant risks, including collaborators’ budgetary constraints and internal acceptance reviews. In addition, some of our collaborators can influence when we deliver products and perform services under their contracts with us. Due to these lengthy and unpredictable sales cycles and the ability of our collaborators to influence our delivery of products and performance of services, our operating results could fluctuate significantly from quarter to quarter. In addition, we expect to continue to experience significant fluctuations in quarterly operating results due to factors such as general and industry specific economic conditions that may affect the research and development expenditures of pharmaceutical and biotechnology companies.

      Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. If we do not meet analysts’ and/or investors’ expectations, our stock price could decline.

Our development, testing and manufacture of potential drug candidates may expose us to potential liability and losses from product liability lawsuits.

      We develop, test and manufacture the precursors to therapeutic drugs generally intended for use in humans. Our drug discovery activities that result in the future manufacture and sale of drugs by our collaborators expose us to the risk of liability for personal injury or death to persons using these drugs. We may be required to pay substantial damages or incur legal costs in connection with defending any of these product liability claims, or we may not receive revenue from expected royalty or milestone payments if the commercialization of a drug is limited or ceases as a result of such claims. We have product liability insurance that contains customary exclusions and provides coverage up to $2.0 million per occurrence and in the aggregate, which we believe is customary in our industry. However, our product liability insurance does not cover every type of product liability claim that we may face or loss we may incur, and may not adequately compensate us for the entire amount of covered claims or losses or for the harm to our business reputation. We may be unable to acquire or maintain additional or maintain our current insurance policies at acceptable costs or at all.

If our use of chemical and hazardous materials violates applicable laws or regulations or causes personal injury, we may be liable for damages.

      Our drug discovery activities, including the analysis and synthesis of chemical compounds, involve the controlled use of chemicals, including flammable, combustible, toxic and radioactive materials that are potentially hazardous if misused. Our use, storage, handling and disposal of these materials is subject to federal, state and local laws and regulations, including the Resource Conservation and Recovery Act, the Occupational Safety and Health Act and local fire codes, and regulations promulgated by the Department of Transportation, the Drug Enforcement Agency, the Department of Energy, the Colorado Department of Public Health and Environment and the Colorado Department of Human Services, Alcohol and Drug Abuse Division. We may incur significant costs to comply with these laws and regulations in the future. In addition, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be liable for any damages that result, and any such liability could exceed our resources and disrupt our business.

Our operations could be interrupted by damage to our specialized laboratory facilities.

      Our operations are dependent upon the continued use of our highly specialized laboratories and equipment in Boulder, Colorado and Longmont, Colorado. Catastrophic events, including fires or explosions caused by our chemical synthesis and other drug discovery activities, could damage our laboratories, equipment or inventories of chemical compounds and may materially interrupt our business. We employ safety precautions in our laboratory activities in order to reduce the likelihood of the occurrence of these catastrophic events, however, we cannot eliminate the chance that such an event will occur altogether. The availability of laboratory space in these areas is extremely limited, and rebuilding our facilities could be time consuming and result in substantial delays in fulfilling our agreements with our collaborators. We maintain business interruption insurance to cover lost revenue caused by such occurrences. However, this insurance would not compensate us for the loss of opportunity and potential harm to customer relations that our inability to meet our collaborators’ needs in a timely manner could create.

Our collaborators may restrict our use of scientific information.

      Our ability to improve the efficiency of drug discovery by, among other things, developing an effective database designed to predict chemical compound interactions with targets, depends in part on our generation and use of information that we derive from performing these services and is not proprietary to our collaborators. However, our collaborators may not allow us to use this information with others, such as the general interaction between types of chemistries and types of targets that we generate when performing drug discovery services for them. Without the ability to use this information, we may not be able to develop a database, which may limit our ability to improve the efficiency of the drug discovery services we provide.

Risks Related to Operating in Our Industry

The drug research and development industry is highly competitive, and we compete with some companies that offer a broader range of capabilities and have better access to resources than we do.

      The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. We compete with companies in the United States and abroad that are engaged in the development and production of chemistry discovery capabilities. Our major competitors are medicinal chemistry outsourcing companies, including Albany Molecular Research Inc., ArQule, Inc., Discovery Partners Inc., and Evotec OAI, and drug discovery companies, including 3-Dimensional Pharmaceuticals, Inc., Gilead Sciences, Inc., Tularik Inc. and Vertex Pharmaceuticals Incorporated. Some of our competitors offer a broader range of capabilities and have greater access to financial, technical, scientific, business development, recruiting and other resources than we do. Their access to greater resources may allow them to develop processes or technologies, such as databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease, thereby rendering our technologies obsolete or uneconomical. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available.

The concentration of the pharmaceutical industry and any further consolidation could reduce the number of our potential collaborators.

      We believe there are a limited number of large pharmaceutical companies and these companies represent a significant portion of the market for our capabilities. The number of our potential collaborators could decline even further through consolidation among these companies. If the number of our potential collaborators declines even further, they may be able to negotiate price discounts or other terms that are unfavorable to us.

The intellectual property rights we rely on to protect the technology underlying our tools and techniques may be inadequate to prevent third parties from using our technology or developing competing capabilities or to protect our interests in our proprietary drug candidates.

      Our success will depend in part on our ability to protect patents or maintain the secrecy of proprietary processes and other technologies we develop for the testing and synthesis of chemical compounds in the drug discovery process. In addition, one of our business strategies is to develop our own proprietary drug candidates and enter into collaborations with pharmaceutical and biotechnology companies for the development of these drug candidates. In order to protect our rights to our proprietary drug candidates, we must obtain and maintain the intellectual property rights to such drug candidates. We currently have one issued United States patent and seven patent applications on file in the United States, including two that have been allowed and two provisional applications. We are also pursuing limited patent coverage in foreign countries. Any patents that we may own or license now or in the future may not afford meaningful protection for our technology and tools. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents we may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable, or we may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which we depend may not result in the issuance of patents in the United States or foreign countries. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by our patents.

      In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.

The drug research and development industry has a history of patent and other intellectual property litigation, and we may be involved in costly intellectual property lawsuits.

      The drug research and development industry has a history of patent and other intellectual property litigation, and we believe these lawsuits will likely continue. Because we produce and provide many different capabilities in this industry, we face potential patent infringement suits by companies that control patents for similar capabilities or other suits alleging infringement of their intellectual property rights. In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties. Legal proceedings relating to intellectual property would be expensive, take significant time and divert management’s attention from other business concerns, whether we win or lose. The cost of such litigation could affect our profitability. Further, if we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, including treble damages, and we could be required to stop the infringing activity or obtain a license to use the patented technology.

Health care reform could reduce the prices pharmaceutical and biotechnology companies can charge for drugs they sell which, in turn, could reduce the amounts that they have available to retain our services.

      We generate a majority of our revenues from contracts with pharmaceutical and biotechnology companies. We therefore depend upon the ability of pharmaceutical and biotechnology companies to earn profits on the drugs they market to devote substantial resources to the research and development of new drugs. Future legislation may limit the prices pharmaceutical and biotechnology companies can charge for the drugs they market. Such laws may have the effect of reducing the resources that pharmaceutical and biotechnology companies can devote to the research and development of new drugs, which could reduce the amount of services that we perform and our resulting revenues.

Risks Related to the Offering

Our stock price has been volatile and could experience substantial declines.

      The market price of our common stock has historically experienced and may continue to experience volatility. During the twelve months ended January 1, 2002, the market price of our common stock ranged from $4.17 to $15.89. Our quarterly operating results, announcements of collaborations, the success or failure of the drug development efforts of our collaborators, technological innovations being developed by us or our competitors, changes in general conditions in the economy or the financial markets and other developments affecting our competitors, our collaborators or us could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market in general, and the market for life sciences companies in particular, have experienced significant price and volume fluctuations. This volatility and the recent market decline has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and may adversely affect the price of our common stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of management’s attention and resources, regardless of whether we win or lose.

If we need but are unable to obtain additional funding to support our operations, we could experience a reduction in our ability to expand or be forced to reduce our operations.

      We have historically financed our operations in substantial part through the sale of our securities and revenue from our collaborators. The amount of cash we used in our operating activities for fiscal year 2000 and fiscal year 2001 was $1.3 million and $2.4 million, respectively, and the amount of cash we used in our operating activities for the three months ended September 30, 2001, was $1.3 million. Although we anticipate that we will use more cash in our operating activities in future periods, we believe that our existing cash, cash equivalents and marketable securities and anticipated cash flow from existing collaboration agreements together with the proceeds of this public offering will be sufficient to support our current operating plan for at least the next 12 months. However, our current operating plan could change as a result of many factors, and we could require additional funding sooner than anticipated.

      To the extent that the cash from our future operating activities is insufficient to meet our future capital requirements, we will have to raise additional funds to continue the development of our tools and services. We may not be able to raise funds on favorable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of those securities would result in dilution to our stockholders. Moreover, incurring debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render us more vulnerable to competitive pressures and economic downturns and could impose restrictions on our operations. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through other arrangements on unattractive terms.

Anti-takeover provisions in our charter, bylaws and our stockholder rights plan may limit the ability of our stockholders to control our policies and effect a change of control of our company.

      There are provisions in our certificate of incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

•	Our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a “staggered board.” By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than our stockholders may desire.

•	Our certificate of incorporation authorizes our Board of Directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the Board of Directors to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control.

      In addition, our Board of Directors approved on August 2, 2001, a Rights Agreement, which could deter a potential unsolicited takeover of us by causing substantial dilution of an acquirer of 15% or more of our outstanding common stock. We are also subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of our stock.

Our share ownership is concentrated, and our officers, directors and principal stockholders may exert significant control over our business and matters requiring stockholder approval.

      On January 1, 2002, our directors, officers and stockholders holding more than 5% of our common stock beneficially owned or controlled approximately 52% of our outstanding common stock. Collectively, these stockholders may have the ability to significantly influence the outcome of all corporate matters requiring stockholder approval. Therefore, they may vote their shares in a way with which you do not agree. In particular, this concentration of ownership may have the effect of delaying, deferring or preventing an acquisition of us and may adversely affect the market price of our common stock.

Future sales of our common stock may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 27,801,301 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding on January 1, 2002. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares that may be purchased by our executive officers, directors, principal stockholders and certain related parties. As of January 1, 2002, 7,888,138 shares, including options exercisable for shares of common stock, held by our executive officers, directors, selling stockholders, and certain principal stockholders are subject to lock-up agreements with the underwriters and will be eligible for sale in the public market 90 days from the date of this prospectus.

      We have an aggregate of 6,161,501 shares of common stock that have been registered or are freely tradeable under an exemption from registration and are reserved for issuance upon exercise of options granted or reserved for grant under our stock option plan and our employee stock purchase plan. Stockholders can sell these shares in the public market upon issuance, subject to restrictions under securities laws. The number of shares we have reserved for issuance under our stock option plan may increase based on our issued and outstanding shares of common stock, and we may register such additional shares in the future. In addition, some of our existing stockholders will be entitled to register their shares of common stock after this offering.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents we have filed with the SEC that are included or incorporated by reference in this prospectus contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. When used in this prospectus and the documents we have filed with the SEC that are included or incorporated by reference in this prospectus, the words “may,” “will,” “should,” “predict,” “continue,” “plans,” “expects,” “anticipates,” “estimates,” “intends” or the negative of such terms or similar expressions are intended to identify forward-looking statements. These statements involve significant risks and uncertainty and include, but are not limited to, statements under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

      We cannot guarantee future results, levels of activity, performance or achievements. Because these statements reflect our current expectations concerning future events, our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. These factors include, but are not limited to, our ability to achieve and maintain profitability, the extent to which the pharmaceutical and biotechnology industries are willing to collaborate with third parties on their drug discovery activities, our ability and the ability of our collaborators to meet drug discovery objectives tied to milestones and royalties, and our ability to attract and retain experienced scientists and management. We are providing this information as of the date of this prospectus and as of the date of documents we have filed with the SEC that are included or incorporated by reference in this prospectus. We undertake no duty to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements or of anticipated or unanticipated events that alter any assumptions underlying such statements.

      Information regarding market and industry statistics contained in the “Prospectus Summary,” “Business” and other sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. This information contains certain assumptions regarding current and future events, trends and activities. Although we believe that this information is generally indicative of the matters reflected in those studies, this information is inherently imprecise and we have not reviewed or included data from all sources. We caution you to read this information in conjunction with the rest of the disclosure in this prospectus, particularly the “Risk Factors” section.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

      The SEC allows us to incorporate by reference information that we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See “Where You Can Find More Information.” References in this prospectus to “our company,” “we,” “our” and “us” refer to Array BioPharma Inc.

USE OF PROCEEDS

      We estimate our net proceeds from the sale of the 4,200,000 shares of common stock will be approximately $57.9 million, or approximately $      if the underwriters exercise their over-allotment option in full, assuming a public offering price of $14.85 per share and after deducting the estimated underwriting discount and the offering expenses payable by us. We will not receive any proceeds from the sale of            shares of common stock by the selling stockholders upon exercise by the underwriters of the over-allotment option.

      We currently intend to use the estimated net proceeds to us from this offering to fund our operations, for working capital and for general corporate purposes, including the following: funding continued internal development of new research tools, technologies and systems infrastructure; expanding our facilities; hiring additional personnel; investing in our proprietary drug discovery efforts; and for acquisitions or joint ventures. Pending the application of the net proceeds towards one of the above uses, we intend to invest the proceeds in investment-grade, interest-bearing securities.

      The foregoing represents our current intentions based upon our present plans and business condition. Our management will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the Board of Directors deems relevant.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock has been trading on the Nasdaq National Market under the symbol “ARRY” since our initial public offering at $7.50 per share on November 17, 2000. Prior to that time, there had not been a market for our common stock. The quarterly intraday high and low sales prices for our common stock as reported by the Nasdaq National Market are shown below.

	High	Low

Fiscal Year Ended June 30, 2001:
Second Quarter (from November 17, 2000)	$13.00	$7.50
Third Quarter	9.11	4.17
Fourth Quarter	9.50	4.75

Fiscal Year Ending June 30, 2002:
First Quarter	$11.50	$7.20
Second Quarter	15.89	8.44
Third Quarter (through January 15, 2002)	15.10	13.70

      On January 15, 2002, the closing price of our common stock, as reported on the Nasdaq National Market was $14.85 per share. As of December 31, 2001, there were 180 holders of record of our common stock.

CAPITALIZATION

      The following table shows on an unaudited basis, as of September 30, 2001, our actual capitalization and our capitalization as adjusted for this offering of 4,200,000 shares of our common stock at an assumed public offering price of $14.85 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

      The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and related notes thereto appearing elsewhere in this prospectus and incorporated here by reference.

	As of September 30, 2001

	(unaudited)
	Actual	As Adjusted

	(in thousands)
Stockholders’ equity:
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized; no shares issued and outstanding	$—	$—
Common stock, $0.001 par value; 60,000,000 shares authorized; 23,459,435 shares issued and outstanding; and 27,659,435 shares issued and outstanding, as adjusted	23	28
Additional paid-in capital	90,288	148,211
Accumulated deficit	(21,595)	(21,595)
Notes receivable for common stock — related party	(270)	(270)
Accumulated other comprehensive income	163	163
Deferred compensation	(6,628)	(6,628)

Total stockholders’ equity	61,981	119,909

Total capitalization	$61,981	$119,909

      The above table excludes the following:

•	4,113,777 shares of common stock underlying options outstanding as of September 30, 2001, at a weighted-average exercise price of $3.03 per share; and

•	1,523,876 and 665,714 shares of common stock available for future issuance or future grants under our stock option plan and our employee stock purchase plan, respectively, as of September 30, 2001.

DILUTION

      Our net tangible book value as of September 30, 2001, was $62.0 million, or $2.62 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of $88,000, and dividing this amount by the number of shares of common stock outstanding as of September 30, 2001. Based on the sale by us of 4,200,000 shares of common stock offered in this offering at an assumed offering price of $14.85 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 2001, would have been $119.8 million, or $4.31 per share of common stock. This represents an immediate increase in the net tangible book value of $1.69 per share to our existing stockholders and an immediate and substantial dilution in the net tangible book value of $10.54 per share of common stock to new investors. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. The following table illustrates this per share dilution:

Offering price per share		$14.85

Net tangible book value per share as of September 30, 2001	$2.62
Increase per share attributable to new investors	1.69

Net tangible book value per share after the offering		4.31

Dilution per share to new investors		$10.54

      The table and calculations above assume no exercise of outstanding options. At September 30, 2001, there were 4,113,777 shares of common stock reserved for issuance upon exercise of outstanding options.

SELECTED FINANCIAL DATA

      The following selected financial data for the period from February 6, 1998 (inception) to June 30, 1998, and for the twelve-month periods ended June 30, 1999, 2000 and 2001, are derived from our historical audited financial statements. The financial data as of September 30, 2001, and for the three-month periods ended September 30, 2000 and 2001, are derived from our unaudited financial statements appearing elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations.

      The cost of revenue, research and development expenses, and selling, general and administrative expenses data below includes compensation related to stock option grants. The following data should be read together with the financial statements, related notes and other financial information included in this prospectus and incorporated here by reference.

	Period from
	February 6,				Three Months
	1998				Ended
	(inception)	Years Ended June 30,			September 30,
	to June 30,
	1998	1999	2000	2001	2000	2001

					(unaudited)

	(in thousands, except per share data)
Statements of Operations Data:
Revenue:
Collaboration revenue	$—	$1,504	$6,774	$16,364	$2,761	$6,916
License and royalty revenue	—	—	—	642	—	276

Total revenue	—	1,504	6,774	17,006	2,761	7,192
Costs and expenses:
Cost of revenue*	—	1,033	4,445	12,965	2,408	4,533
Research and development expenses*	—	3,301	3,963	8,265	1,702	2,785
Selling, general and administrative expenses*	62	1,522	3,470	7,668	1,694	1,829

Total operating expenses	62	5,856	11,878	28,898	5,804	9,147

Loss from operations	(62)	(4,352)	(5,104)	(11,892)	(3,043)	(1,955)
Interest expense	—	(136)	(384)	(587)	(173)	—
Interest income	13	181	356	2,092	130	461

Net loss before extraordinary item	(49)	(4,307)	(5,132)	(10,387)	(3,086)	(1,494)
Extraordinary loss from early extinguishment of debt	—	—	—	(225)	—	—

Net loss	(49)	(4,307)	(5,132)	(10,612)	(3,086)	(1,494)
Deemed dividend related to beneficial conversion feature of preferred stock	—	—	—	(5,000)	(5,000)	—

Net loss applicable to common stockholders	$(49)	$(4,307)	$(5,132)	$(15,612)	$(8,086)	$(1,494)

Basic and diluted net loss per share:
Net loss applicable to common stockholders before extraordinary item	$(0.06)	$(1.48)	$(1.68)	$(0.98)	$(2.17)	$(0.06)
Extraordinary loss from early extinguishment of debt	—	—	—	(0.01)	—	—

Net loss applicable to common stockholders	$(0.06)	$(1.48)	$(1.68)	$(0.99)	$(2.17)	$(0.06)

Number of shares used to compute per share data	864	2,918	3,063	15,693	3,719	23,351

*Includes compensation related to option grants:
Cost of revenue	$—	$—	$43	$998	$210	$271
Research and development expenses	—	—	35	644	140	180
Selling, general and administrative expenses	—	—	1,040	3,012	357	249

Total	$—	$—	$1,118	$4,654	$707	$700

	As of June 30,				As of
					September 30,
	1998	1999	2000	2001	2001

					(unaudited)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,608	$2,186	$5,784	$47,712	$39,779
Property, plant and equipment, net	6	2,872	6,911	17,421	23,446
Working capital	2,743	1,260	2,210	44,917	38,367
Total assets	2,810	7,125	15,823	70,950	72,181
Long-term debt, less current portion	—	1,824	2,833	—	—
Accumulated deficit	(49)	(4,357)	(9,489)	(20,101)	(21,595)
Total stockholders’ equity	2,753	2,557	6,652	62,468	61,981

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus and incorporated here by reference. This discussion may contain forward-looking statements that involve significant risks and uncertainties. Because these statements reflect our current expectations concerning future events, our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a drug discovery company inventing new small molecule drugs through the integration of chemistry, biology and informatics. Our experienced scientists use an integrated set of drug discovery technologies, which we call the Array Discovery Platform, to invent novel small molecule drugs in collaboration with leading pharmaceutical and biotechnology companies and to build our own pipeline of proprietary drug candidates.

      We have incurred net losses since inception and expect to incur losses in the near future as we expand our scientific staff and continue to scale-up our operations. To date, we have funded our operations primarily through the issuance of equity securities and revenue from our collaborators. As of September 30, 2001, we had an accumulated deficit of $21.6 million.

      We generate revenue by researching, designing, synthesizing and screening chemical compounds for the invention of drug candidates for our collaborators. We report revenue from collaboration agreements, which include lead generation and lead optimization services, custom synthesis and process research and the development and sale of chemical compounds, as collaboration revenue in our statement of operations. License and royalty revenue are combined and reported separately from collaboration revenue.

      Our collaborations include lead generation, lead optimization, custom synthesis and process research and development. We provide lead generation services, including structural biology and screening compound libraries, to invent potential drug candidates for our collaborators and collaborate with them in lead optimization to refine and optimize potential drug candidates. We also design, synthesize and provide libraries of chemical compounds or single compounds to our customers on a custom basis, with either an exclusive or non-exclusive license to use the compounds. Finally, we assist customers in process research and development, which involves developing the processes, and synthesizing for delivery, larger quantities of chemical compounds required for clinical testing.

      We license our Lead Generation Libraries, which are a collection of structurally related chemical compounds that may have the potential to become drug candidates, on a non-exclusive basis to our collaborators for internal research purposes. We retain all other rights to the compounds, which permits us to license the same compounds to other customers. Some of our agreements allow our collaborators to obtain exclusive rights to commercialize particular compounds upon the payment of additional fees. We sell our Optimer building blocks, which are the starting materials used to create more complex chemical compounds in the drug discovery process, on a per-compound basis without any restrictions on use. We are also paid under our collaboration agreements based on the number of full-time equivalent employees contractually assigned to a project, plus certain expenses. Custom collections of chemical compounds we create and custom chemical syntheses we perform under our collaboration agreements are typically charged on a per-compound basis, plus a charge for research and development services. In addition, five of our collaboration agreements provide for additional payments upon the achievement of certain drug development milestones, and five of our collaboration agreements provide for royalty payments based on sales of products created as a result of these collaborations. Two of our collaboration agreements provide for an up-front license or technology access fee, and one of our collaboration agreements currently generates a low level of royalty payments. In general, our collaborators may terminate their collaboration agreement with us on 30 to 90 days prior notice. During November 2001, we earned our first milestone payment from ICOS Corporation with the commencement of a Phase I clinical trial on a jointly identified drug candidate.

      Over the twelve months ended September 30, 2001, we increased the number of our collaboration agreements, which has diversified our revenue base. During the three months ended September 30, 2001, Merck & Co., Inc., Eli Lilly and Company and ICOS accounted for 18%, 17% and 16%, respectively, of our total revenue. During fiscal year 2001, ICOS, Eli Lilly and Merck accounted for 24%, 24% and 12%, respectively, of our total revenue.

      We recognize revenue from full-time equivalent fees under our collaboration agreements on a monthly or per diem basis as work is performed. Development, fixed-fee and per-compound revenue is recognized either on a percentage-of-completion basis or as compounds are shipped. Revenue from license fees and up-front fees is recognized over the term of the particular license or over the expected term of the particular collaboration agreement. Royalty revenue is recorded when earned. Milestone payments are recognized as revenue based upon the stage of completion of our performance obligations under the related contract.

      Cost of revenue consists mainly of compensation, associated fringe benefits and other collaboration-related costs, including recruiting and relocation, fine chemicals, supplies, small tools, facilities, depreciation and other direct and indirect chemical handling and laboratory support costs, excluding any costs related to research and development.

      Research and development expenses consist of the same type of scientific expenditures that comprise cost of revenue, except that the expenses are related to the development of our early-stage intellectual property and compounds where we have not yet proven technological feasibility. Costs associated with activities where technological feasibility has been proven are charged directly to cost of revenue.

      Selling, general and administrative expenses consist mainly of compensation and associated fringe benefits and other management, business development, accounting, information technology and administration costs, including recruiting and relocation, consulting and professional services, travel and meals, advertising, sales commissions, facilities, depreciation and other office expenses.

      We currently license or sell our compounds and enter into collaborations directly with pharmaceutical and biotechnology companies through opportunities identified by our senior management, scientists and customer referrals. In addition, we license or sell our compounds and collaborations in Japan through an agent. International revenue represented 9% of our total revenue during both fiscal years 2000 and 2001 and 16% for the three months ended September 30, 2001. The majority of our international revenue was attributed to European sales in fiscal year 2000 and to Japanese sales in fiscal year 2001. During the three months ended September 30, 2001, international revenue was evenly attributed to both European and Japanese sales. All of our collaboration agreements and purchase orders are denominated in United States dollars.

      We plan to continue to grow revenue with our existing collaborators and realize new revenue streams through collaborations with a diversified group of pharmaceutical and biotechnology companies. In addition, we expect to enter into additional agreements that allow us to participate in the success of potential drug candidates with our collaborators through milestone and/ or royalty payments. We also expect to enter into agreements to participate in the success of our proprietary potential drug candidates through a combination of licensing fees, milestone and/or royalty payments. We expect our growth to require significant ongoing investment in facilities, scientific personnel and business development resources.

Deferred Stock Compensation

      During fiscal years 2000 and 2001, we recorded deferred stock compensation totaling $13.1 million. We recorded compensation expense related to stock option grants of $1.1 million for fiscal year 2000, $4.7 million for fiscal year 2001 and approximately $700,000 for the three months ended September 30, 2001. As of September 30, 2001, we had a total of $6.6 million of remaining deferred stock compensation to be amortized. We expect to amortize deferred stock compensation recorded through September 30,

2001, as follows: $1.8 million during the remainder of fiscal year 2002; $2.4 million in fiscal year 2003; $2.3 million in fiscal year 2004; and approximately $183,000 in fiscal year 2005. To date, we have granted our employees stock options as annual incentive bonus awards. Any future annual incentive bonus awards may include a partial cash component in addition to stock-based compensation.

Deemed Dividend upon Issuance of Convertible Preferred Stock

      On August 31, 2000, we issued 1,666,667 shares of our Series C convertible preferred stock, which converted on a one-for-one basis into shares of common stock upon the effectiveness of our initial public offering at $6.00 per share to investors, resulting in gross proceeds of $10.0 million. Subsequent to the commencement of the initial public offering process, we reevaluated the fair value of our Series C convertible preferred stock as of August 31, 2000, and determined it to be $9.00 per share. Accordingly, the incremental fair value of $5.0 million, or $3.00 per share, was deemed to be the equivalent of a dividend on our Series C convertible preferred stock. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to preferred stock, without any effect on total stockholders’ equity. The deemed preferred stock dividend increases the loss applicable to common stockholders in the calculation of basic net loss per share for fiscal year 2001 and all related interim periods.

Results of Operations

      The following table presents our results of operations for the eight quarters in the period ended September 30, 2001. This information has been compiled from our unaudited interim financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements. All adjustments, consisting only of normal recurring accruals considered necessary for a fair presentation, have been included. The cost of revenue, research and development expenses, and selling, general and administrative expenses data in the following table includes compensation related to stock option grants. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Three Months Ended,

	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	1999	2000	2000	2000	2000	2001	2001	2001

	(in thousands, except per share data)
Revenue:
Collaboration revenue	$1,351	$1,825	$2,248	$2,761	$3,672	$4,500	$5,430	$6,916
License and royalty revenue	—	—	—	—	161	241	241	276

Total revenue	1,351	1,825	2,248	2,761	3,833	4,741	5,671	7,192
Costs and expenses:
Cost of revenue*	801	1,173	1,654	2,408	3,291	3,415	3,851	4,533
Research and development expenses*	920	1,020	1,327	1,702	2,115	2,160	2,288	2,785
Selling, general and administrative expenses*	1,094	888	1,049	1,694	2,955	1,539	1,480	1,829

Total operating expenses	2,815	3,081	4,030	5,804	8,361	7,114	7,619	9,147

Loss from operations	(1,464)	(1,256)	(1,782)	(3,043)	(4,528)	(2,373)	(1,948)	(1,955)
Interest expense	(87)	(87)	(126)	(173)	(180)	(148)	(86)	—
Interest income	86	126	119	130	477	832	653	461

Net loss	(1,465)	(1,217)	(1,789)	(3,086)	(4,231)	(1,689)	(1,381)	(1,494)
Deemed dividend related to beneficial conversion feature of preferred stock	—	—	—	(5,000)	—	—	—	—
Extraordinary loss from early extinguishment of debt	—	—	—	—	—	—	(225)	—

Net loss applicable to common stockholders	$(1,465)	$(1,217)	$(1,789)	$(8,086)	$(4,231)	$(1,689)	$(1,606)	$(1,494)

Basic and diluted net loss per share applicable to common stockholders	$(0.49)	$(0.40)	$(0.55)	$(2.17)	$(0.33)	$(0.07)	$(0.07)	$(0.06)

Number of shares used to compute per share data	3,000	3,047	3,255	3,719	12,855	23,022	23,176	23,351

*Includes compensation related to option grants:
Cost of revenue	$—	$5	$38	$210	$277	$264	$247	$271
Research and development expenses	—	4	31	140	163	176	165	180
Selling, general and administrative expenses	355	338	347	357	2,191	258	206	249

Total	$355	$347	$416	$707	$2,631	$698	$618	$700

     Three Months Ended September 30, 2001 and 2000

      Revenue. Total revenue increased to $7.2 million for the three months ended September 30, 2001, up 160% from $2.8 million in the same period in fiscal year 2001. This increase was primarily the result of additional revenue generated from our lead optimization collaborations and custom library collaboration with Eli Lilly, ICOS, Amgen Inc. and Merck. In addition, subscriptions to our Lead Generation Libraries and sales of our Optimer building blocks increased during the current period.

      Cost of revenue. Cost of revenue increased to $4.5 million for the three months ended September 30, 2001, from $2.4 million in the same period in fiscal year 2001, reflecting the increased cost to support our revenue growth in the same period. The cost increase was primarily attributed to recruiting and relocating additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities.

      Research and development expenses. Research and development expenses increased to $2.8 million for the three months ended September 30, 2001, from $1.7 million in the same period in fiscal year 2001. The increase in research and development expenses for the first three months of fiscal year 2002 was primarily attributed to expanded research efforts for our Lead Generation Libraries, custom library collaborations and our own proprietary drug discovery efforts. These expanded research efforts required the recruitment and relocation of additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities.

      Selling, general and administrative expenses. Selling, general and administrative expenses totaled $1.8 million for the three months ended September 30, 2001, compared to $1.7 million in the same period in fiscal year 2001. The increase in selling, general and administrative expenses for the first three months of fiscal year 2002 was primarily attributed to our increased staffing levels, expanded management and other costs associated with being a publicly traded company.

      Compensation related to stock option grants. Compensation expense related to stock option grants was approximately $700,000 for the three months ended September 30, 2001, compared to approximately $707,000 in the same period in fiscal year 2001. These noncash charges are recognized on a straight-line basis over the vesting periods of the related options, which are generally four years, except for options with performance-based vesting provisions.

      Interest income or expense. We had interest income of approximately $461,000 for the three months ended September 30, 2001, increasing from a net interest expense of approximately $43,000 in the same period in fiscal year 2001. Increased interest income in the period ended September 30, 2001, over the same period in fiscal year 2001 was attributable to a larger balance of cash, cash equivalents and marketable securities, resulting from the proceeds of our November 2000 initial public offering. Interest expense decreased during the period ended September 30, 2001, over the same period in fiscal year 2001 due to the full repayment of all equipment loan facilities and lines of credit obligations that occurred in May and June 2001.

     Years Ended June 30, 2001 and 2000

      Revenue. Total revenue increased to $17.0 million in fiscal year 2001 from $6.8 million in fiscal year 2000. This is the result of increased sales in all business areas, and most significantly in collaborations involving lead optimization and custom libraries and product sales from our Lead Generation Libraries. Collaboration revenue increased $7.5 million in fiscal year 2001 over fiscal year 2000. This increase was primarily a result of our new collaboration agreements in fiscal year 2001 as well as expanded collaborations with existing customers.

      Cost of revenue. Cost of revenue increased to $13.0 million in fiscal year 2001 from $4.4 million in fiscal year 2000, reflecting the increased cost to support our revenue growth in the same period. The cost increases in fiscal year 2001 were primarily attributed to recruiting and relocating additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities. Cost of revenue was 76% of revenue in fiscal year 2001, compared to 66% in fiscal year 2000. The increased cost of revenue as a percentage of revenue in 2001 as compared to 2000 was due primarily to compensation related to stock option grants and recruiting and relocation to support our growth.

      Research and development expenses. Research and development expenses increased to $8.3 million in fiscal year 2001 from $4.0 million in fiscal year 2000. The increase in research and development expenses in fiscal year 2001 was primarily attributed to expanded research efforts for our Lead Generation Libraries, custom library collaborations and our own proprietary drug discovery. These expanded research efforts required the recruitment and relocation of additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities.

      Selling, general and administrative expenses. Selling, general and administrative expenses totaled $7.7 million in fiscal year 2001, compared to $3.5 million in fiscal year 2000. The increase in selling, general and administrative expenses in fiscal year 2001 was primarily attributed to compensation related to stock option grants, our increased staffing levels and expanded management and other costs associated with being a publicly traded company.

      Compensation related to stock option grants. Compensation expense related to stock option grants was $4.7 million in fiscal year 2001, compared to $1.1 million in fiscal year 2000. The expense for fiscal year 2001 relates most significantly to the selling, general and administrative functional area.

      Interest income or expense. We had net interest income of $1.5 million in fiscal year 2001, compared to net interest expense of approximately $28,000 in fiscal year 2000. The net interest income in fiscal year 2001 compared with net interest expense in fiscal year 2000 was primarily due to larger balances of cash, cash equivalents and marketable securities in fiscal year 2001 resulting from our initial public offering in November 2000.

      Extraordinary item. During fiscal 2001, we fully repaid all obligations related to equipment loan facilities and lines of credit. In connection with the early extinguishment of these debts, we incurred approximately $225,000 of extraordinary charges related to prepayment penalties charged by the respective financial institutions, including a noncash charge of approximately $90,000 related to the remaining accreted interest expense associated with warrants issued to the lenders. No such extraordinary charges existed in any other prior periods.

      Income taxes. There is no current or deferred tax expense for the years ended June 30, 2001 and 2000. At June 30, 2001, we had federal and Colorado income tax net operating loss carryforwards for income tax purposes of $15.3 million, which will expire beginning in 2018 and continuing through 2021. We have provided a 100% valuation allowance against the related deferred tax assets, as realization of such tax benefits is not assured.

  Years Ended June 30, 2000 and 1999

      Revenue. Total revenue increased to $6.8 million in fiscal year 2000 from $1.5 million in fiscal year 1999. The revenue increase from fiscal year 1999 to fiscal year 2000 was primarily a result of a full year of operations in fiscal year 2000 versus a partial year of operations in fiscal year 1999. Sales increased in all business areas, most significantly in lead optimization, process chemistry and sales of our Lead Generation Libraries.

      Cost of revenue. Cost of revenue increased to $4.4 million in fiscal year 2000 from $1.0 million in fiscal year 1999, reflecting the increased cost to support our revenue growth in the same period. The cost increases in fiscal year 2000 were primarily attributed to recruiting and relocating additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities. Cost of revenue was 66% of revenue in fiscal year 2000, compared to 69% in fiscal year 1999. The reduction in cost of revenue as a percentage of revenue in 2000 as compared to 1999 was due primarily to a larger revenue base against which to apply certain fixed costs.

      Research and development expenses. Research and development expenses increased to $4.0 million in fiscal year 2000 from $3.3 million in fiscal year 1999. The increase in research and development expenses in fiscal year 2000 was primarily attributed to expanded research efforts for our Lead Generation Libraries and custom synthesis collaborations. These expanded research efforts required the recruitment and relocation of additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities.

      Selling, general and administrative expenses. Selling, general and administrative expenses totaled $3.5 million in fiscal year 2000, compared to $1.5 million in fiscal year 1999. The increase in selling, general and administrative expenses in fiscal year 2000 was primarily attributed to our increased staffing levels and expanded management. The recruitment and relocation of senior management was a significant component of our selling, general and administrative expenses in fiscal year 2000.

      Compensation related to stock option grants. Compensation expense related to stock option grants was $1.1 million in fiscal year 2000. There was no compensation expense related to stock option grants in fiscal year 1999. The expense for fiscal year 2000 relates primarily to the selling, general and administrative functional area. During fiscal year 2000, we recorded deferred stock compensation totaling $5.8 million. After recording compensation expense related to stock option grants of $1.1 million for fiscal year 2000, we had a total of $4.7 million of remaining deferred stock compensation to be amortized.

      Interest income or expense. We had net interest expense of approximately $28,000 in fiscal year 2000, compared to net interest income of approximately $45,000 in fiscal year 1999. The net interest expense in fiscal year 2000 compared with net interest income in fiscal year 1999 was primarily due to increased borrowing to finance equipment purchases, offset partially by larger interest income from our larger balances of cash, cash equivalents and marketable securities in fiscal year 2000.

Liquidity and Capital Resources

      As of September 30, 2001, cash, cash equivalents and marketable securities totaled $39.8 million compared to $47.7 million at June 30, 2001. Net cash used in operating activities was $1.3 million for the three-month period ended September 30, 2001, which included our net loss for the same period of $1.5 million, offset by noncash charges of $1.6 million. For the same period ended September 30, 2000, net cash used in operating activities was $3.4 million which included a net loss for the same period of $3.1 million, reduced by noncash charges of $1.2 million. The decrease in net cash used in operating activities for the first three months of fiscal year 2002 was primarily a result of the decreased net loss for the period partially offset by higher depreciation charges. The decrease in our net loss for the three-month period ended September 30, 2001, was attributable to the growth in our total revenues.

      During the three months ended September 30, 2001, we invested $7.0 million in capital equipment and leasehold improvements associated with equipping and commencing operations in our new and expanded facilities. Net sales of marketable securities provided $1.1 million of cash, and the exercise of stock options under our stock option plan and the issuance of stock under our employee stock purchase plan provided approximately $265,000 of cash.

      Our future capital requirements will depend on a number of factors, including our success in increasing sales of both existing and new products and collaborations, expenses associated with unforeseen litigation, regulatory changes, competition, technological developments and potential future merger and acquisition activity. We believe that our existing cash, cash equivalents and marketable securities and anticipated cash flow from existing collaboration agreements will be sufficient to support our current operating plan for at least the next 12 months. This estimate of our future capital requirements is a forward-looking statement that is based on assumptions that may prove to be wrong and that involve substantial risks and uncertainties. Our actual future capital requirements could vary as a result of a number of factors, including:

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our preclinical development activities;

•	the progress of the drug development efforts of our collaborators;

•	our ability to establish and maintain current and new collaboration agreements;

•	the costs involved in enforcing patent claims and other intellectual property rights;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing business development and distribution capabilities.

      Future capital requirements will also depend on the extent to which we acquire or invest in other products, technologies and businesses. Until we can generate sufficient levels of cash from our operations, which we do not expect to achieve in the foreseeable future, we expect to continue to use our existing cash and marketable securities resources that were primarily generated from the proceeds of offerings of our equity securities. In addition, we may finance future cash needs through the sale of equity securities, strategic collaboration agreements and debt financing. We cannot assure you that we will be successful in obtaining collaboration agreements, or in receiving milestone and/ or royalty payments under those agreements, that our existing cash and marketable securities resources will be adequate or that additional financing will be available when needed or that, if available, this financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose, or may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders may result.

Quantitative and Qualitative Disclosures About Market Risk

      Short-term investments. Our interest income is sensitive to changes in the general level of United States interest rates, particularly since a significant portion of our investments are and will be in short-term marketable securities. Due to the nature and maturity of our short-term investments, we have concluded that there is no material market risk exposure.

      Foreign currency rate fluctuations. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with our worldwide customers. All of our collaboration agreements and purchase orders are denominated in United States dollars.

      Inflation. We do not believe that inflation has had a material impact on our business or operating results during the periods presented.

Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations (“SFAS 141”) and Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 141 requires companies to reflect intangible assets apart from goodwill and supersedes previous guidance related to business combinations. SFAS 142 eliminates amortization of goodwill and amortization of indefinite lived intangible assets. However, SFAS 142 also requires us to perform impairment tests at least annually on all goodwill and other intangible assets. These statements are required to be adopted by us on July 1, 2002, and for any acquisitions entered into after July 1, 2001. At this time, we do not expect the adoption of SFAS 141 and SFAS 142 on July 1, 2002, to have a significant impact on our financial statements.

BUSINESS

Overview

      We are a drug discovery company inventing new small molecule drugs through the integration of chemistry, biology and informatics. Our experienced scientists use the Array Discovery Platform, our integrated set of drug discovery technologies, to invent novel small molecule drugs in collaboration with leading pharmaceutical and biotechnology companies and to build our own pipeline of proprietary drug candidates.

      The drug industry is experiencing revolutionary change fueled by genomics and by the tremendous progress in the biological understanding of disease. Historically, a key bottleneck in the development of new drugs has been the identification of targets, which are the proteins that may cause disease. However, recent advances in genomics and biology have resulted in the identification of thousands of new targets. As a result of the proliferation of new targets, we believe the drug research and development bottleneck is shifting from the identification of new targets to the creation of safe and effective new drugs, which can be small molecule or protein-based therapeutics.

      Small molecule drugs are invented by chemists and are generally taken as a pill, as opposed to protein-based therapeutics which are generally given by injection. We believe small molecule drugs have inherent advantages over protein-based therapeutics, including a greater universe of treatable diseases, lower cost with greater ease of manufacturing, and patient preference for a pill over an injection. Although a high proportion of biotechnology research has historically been devoted to protein-based therapeutics, approximately 90% of the top 500 prescription drugs, based on worldwide sales in 2000, are small molecule drugs. Accordingly, we believe that there will be increased emphasis on small molecule drug discovery in the biotechnology industry.

      Our aim is to be the industry leader in small molecule drug discovery by utilizing the Array Discovery Platform to efficiently create high-quality drug candidates. Early in the drug discovery process, our medicinal chemists use the Array Discovery Platform to engineer into a drug candidate desirable drug characteristics, such as improved potency, specificity and dosing regimen and reduced side effect profile. We believe that the early optimization of superior drug characteristics will reduce the failure rate of drug candidates, thus increasing research productivity.

      To capitalize on this opportunity, we believe that an experienced scientific team with a track record of success in drug discovery is crucial. Accordingly, we have grown our staff to 226 full-time employees as of January 15, 2002, including 162 scientists, of whom 98 have Ph.D.s and 74 have large pharmaceutical or biotechnology company experience. Members of our scientific staff have contributed during their careers to 18 Investigational New Drug applications, or INDs, and are inventors on over 150 drug-related patents. Additionally, we have increased the laboratory space necessary for our continued growth by securing long-term leases, which will provide up to 190,000 square feet over the next three years and can accommodate up to 350 scientists.

      Our recent achievements include:

•	Increased revenue each quarter since our initial public offering in November 2000, including an increase in revenue from $8 million to $21 million for the twelve months ended September 30, 2000 and 2001, respectively;

•	Collaborated with ICOS Corporation to discover a drug candidate that recently entered Phase I clinical trials, resulting in a milestone payment to us;

•	Initiated success-based collaboration agreements, which include milestone and/or royalty payments, with Amgen Inc., ICOS, Takeda Chemical Industries, Inc., Trimeris, Inc. and Vertex Pharmaceuticals Incorporated;

•	Expanded our existing collaborations with pharmaceutical and biotechnology companies such as Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc, Amgen, ICOS and Tularik Inc. to increase their access to the Array Discovery Platform;

•	Enhanced the breadth and depth of the capabilities offered by the Array Discovery Platform from structural biology through process research and development; and

•	Identified proprietary lead molecules against the kinase family of protein targets for inflammation and oncology indications.

      Our objective is to build the industry’s premier drug discovery company by:

•	Continuing to enhance the Array Discovery Platform by developing novel tools and implementing new technologies and processes to accelerate the drug discovery process;

•	Collaborating with pharmaceutical and biotechnology companies to identify novel drug candidates and receive success payments in the form of milestones and royalties in addition to research funding for each scientist dedicated to the programs; and

•	Using the Array Discovery Platform to create our own proprietary drug candidates, which we intend to continue to license for co-development and commercialization with pharmaceutical and biotechnology partners.

Drug Discovery and Development

      Drug discovery and development is used to create safe and effective drugs for the treatment of human disease. Today, this process requires biological, chemical and informatics expertise. The role of biology in drug discovery is primarily focused on the early stages of research, including understanding the mechanism of diseases, identifying potential targets for therapeutic intervention and evaluating potential drug candidates. The role of chemistry in drug discovery is the actual invention of safe and effective new chemical entities, or drug candidates, to address these targets. The role of informatics in drug discovery is focused on improving decision-making by identifying and replicating the characteristics of successful drugs, efficiently sharing current knowledge and creating databases to predict future clinical success. Drug discovery and development comprises:

      Target identification. Targets are proteins that may play a fundamental role in the onset or progression of a particular disease. Biologists identify targets against which chemists create drugs. Until recently, pharmaceutical researchers were limited to studying approximately 500 biological targets. The number of available biological targets is being vastly expanded through genomics. Pharmaceutical and biotechnology companies are advancing many of these newly identified potential targets into drug discovery. Many other potential targets have yet to be validated, meaning that their roles in causing disease are not completely understood.

      Drug discovery. Drug discovery includes lead generation, lead optimization and process research and development:

•	Lead generation. Lead generation is the process of identifying potential drug compounds, or leads, that interact with a target with sufficient potency and selectivity to warrant further testing and refinement as possible drug candidates. During lead generation, researchers develop tests, called assays, to screen libraries of leads against targets to evaluate their therapeutic value.

•	Lead optimization. Lead optimization is the complex, multi-step process of refining the chemical structure of a compound to improve its drug characteristics with the goal of producing a preclinical drug candidate. Researchers focus on a number of considerations in optimizing a drug candidate, including the following drug characteristics:

Potency.	The amount of a drug required to effectively treat the disease;

Selectivity.	The extent to which a drug interacts only with the target; the greater the selectivity, the lower the probability of harmful side effects;

Toxicity.	The presence and significance of any harmful side effects;

Metabolism.	How rapidly the drug works and how long it stays effective; and

Formulation.	How the drug is administered to patients, for example, orally or by injection.

•	Process research and development. The process to make compounds for screening in lead generation typically uses a parallel synthesis approach to explore drug characteristics, rather than to optimize ease of synthesis, and usually results in small, milligram quantities of the compound. Before a drug candidate can be taken into clinical trials, kilogram quantities often must be synthesized. The goal of process research is to streamline the synthesis of larger quantities of the compound, typically by minimizing the number of synthetic steps and reducing the time and cost of production.

      Preclinical development. Prior to human clinical testing, a potential drug candidate must undergo extensive in vitro, or laboratory, and in vivo, or animal model, studies to predict human drug safety. These studies investigate toxicity over a wide range of doses and the mechanism by which the drug is metabolized. The objective of preclinical testing is to obtain results that will allow a drug candidate to enter human clinical trials through approval of an IND by the Food and Drug Administration.

      Clinical development. Clinical trials, or human tests to determine the safety and efficacy of potential drug candidates, are typically conducted in three sequential phases, although the phases may overlap. Successful clinical trials will result in the filing of a New Drug Application, or NDA, with the FDA in order to obtain approval to market the drug in the United States. Similarly, clinical trials must be conducted and regulatory approvals secured before a drug can be marketed in other countries.

Issues and Opportunities in Drug Discovery

      Inefficiencies in drug discovery and development. Despite all of the recent technological advances and investment in genomics, biology, chemistry and informatics, drug research and development remains slow, expensive and risky. It is estimated that from 1990 to 2000 annual research and development spending increased approximately 300%, while the number of new drugs approved by the FDA in 2000 increased only 17% from the number approved in 1990. We believe this disparity between the increase in research and development spending and the significantly lower increase in approved new drugs indicates the need for improved productivity in the drug discovery process.

      The challenge of turning genomics information from targets into drugs. The research and development process is experiencing a fundamental change fueled by the revolution in genomics, which has resulted in the identification of many new targets. We believe the resulting proliferation of targets from 500 to between 3,000 and 10,000 has shifted the bottleneck in drug research and development from the identification and validation of new targets to the creation of safe and effective drugs for these targets. We believe the knowledge gained from genomics and biology and the resulting drug discovery bottleneck, coupled with the advantages of small molecule drugs, will lead to a dramatic increase in the investment in small molecule drug discovery.

      Importance of chemistry in the drug discovery process. The chemical make-up or structure of a drug is the key determinant of its potency, specificity, dosing regimen and side effect profile. Minor modifications in chemical structure can differentiate drugs and determine their success or failure in the marketplace. While targets are used for evaluating the drug characteristics of chemical compounds, chemistry is necessary to invent the composition of the actual drug. Therefore, while the ultimate value of intellectual property associated with newly identified targets is currently unknown, the value of intellectual property associated with drugs invented by chemists is known to be significant.

      Need for additional capacity and improved research productivity within the pharmaceutical industry. The demands for new and improved drugs coupled with the emerging potential of new targets have increased competition for qualified chemists. Some pharmaceutical companies have revealed plans to significantly increase their internal discovery chemistry capacity over the next five years. Consequently, we believe competition for qualified chemists to fill these positions will continue. To the extent that they cannot hire qualified chemists, these companies must substantially increase their drug discovery productivity, enter into collaborations or acquire additional discovery capabilities.

      Need for drug discovery capabilities within the biotechnology industry. Many biotechnology companies are increasing their focus on creating drugs against their proprietary targets. Historically, they have partnered with pharmaceutical companies to create small molecule drugs. These arrangements have often resulted in biotechnology companies relinquishing much of the economic value of their biological discoveries. Accordingly, several biotechnology companies have announced their intention to build small molecule drug discovery capabilities internally or through acquisitions. We believe they face significant barriers in creating a competitive drug discovery platform, which include: the difficulty of hiring multidisciplinary teams of scientists with drug discovery experience; the significant investment necessary to build and equip specialized laboratories; the difficulty in identifying and integrating acquisition opportunities; and, most importantly, the opportunity cost in time required to build an effective drug discovery capability.

The Array Solution

      While many new technologies have been introduced into the drug discovery process over the past decade, we do not believe research productivity during this period, as reflected by the number of filings of INDs and new drugs approved by the FDA, has increased proportionately with the investment in these technologies. Fundamentally, we believe the quantity of data generated is not as relevant as the quality of the data and its interpretation by experienced scientists. Our model for drug discovery emphasizes the pragmatic integration of appropriate new drug discovery technologies, enabling research tools and knowledge management through an electronic notebook and predictive computational modeling. Our solution is designed to enable our experienced scientists to optimize and accelerate the drug discovery process through improved decision-making. We believe the Array Discovery Platform lowers the attrition rates in development for drug candidates and increases research productivity through the implementation of processes that help predict clinical success. We believe our solutions bridge the gap between target discovery and clinical development and address the issues and opportunities in drug discovery by:

•	Streamlining the organizational structure by utilizing multidisciplinary scientific teams with greater depth of knowledge and experience to integrate appropriate tools and technologies to improve decision-making;

•	Emphasizing high-quality data generation at every step of the discovery process;

•	Integrating technologies to allow access to information to improve the decision-making process of our scientists;

•	Creating and utilizing enabling research tools to accelerate experimental execution;

•	Building knowledge management tools to improve experimental design and predict favorable drug characteristics; and

•	Identifying leads and designing drug candidates against multiple targets within families in a parallel fashion.

      We have assembled a scientific team with experience in both the pharmaceutical and biotechnology industries to implement our solutions. These scientists have contributed in their careers to over 18 INDs and are inventors on over 150 drug-related patents.

Strategy

      Our objective is to become the leading inventor of high-quality drug candidates by building the Array Discovery Platform into the industry’s premier drug discovery capability. Our strategies to achieve this objective are as follows:

      Accelerate the creation of high-quality drug candidates. We provide a drug discovery capability that we believe creates higher quality drug candidates more efficiently. Our integrated approach simultaneously leverages multiple technologies within the Array Discovery Platform to enable our scientists to share knowledge and is designed to improve decision making across the organization. Our experienced scientists utilize the Array Discovery Platform to invent drug candidates by understanding the complex relationships between chemical structure and desirable drug characteristics. We believe this approach speeds the creation of high-quality drug candidates.

      Become the drug discovery partner of choice. Our drug discovery capabilities bridge the gap between target identification and preclinical testing. We provide collaborators with a fully-integrated drug discovery capability. While collaborators can access individual components of this capability, we intend to continue expanding collaborations across the entire Array Discovery Platform and leveraging the breadth and quality of the Array Discovery Platform to become the drug discovery partner of choice.

      Invent our own drug candidates. We apply the Array Discovery Platform to invent our own drug candidates, which we believe will drive greater long-term value for our company. We focus our proprietary drug discovery efforts to opportunistically improve current drug therapies. We intend to maximize our access to targets for our proprietary drug programs through database analysis of human genomics information and scientific literature and through collaborations and joint ventures. We intend to commercialize these drug candidates by entering into collaborations to co-develop and commercialize these drug candidates with pharmaceutical and biotechnology partners.

      Create a world-class scientific research environment. We expect to grow our business by continuing to aggressively recruit experienced scientific talent. Our success in recruiting and retaining these scientists depends on our continued focus on the maintenance of our culture, which emphasizes quality science, innovation and empowerment of our scientists, and our ability to provide industry competitive salaries and equity participation in our company. We are committed to continuous process improvement, implementation of new technologies, shared learning among our scientists and innovative organizational design.

      Expand our capabilities through internal development and acquisitions. We intend to acquire or develop new technologies and capabilities to expand the Array Discovery Platform. We may acquire additional laboratory sites to meet our collaborators’ future needs and better attract regional scientific talent.

The Array Discovery Platform

      The Array Discovery Platform bridges the gap between target identification and clinical testing, and we believe it is a new model for drug discovery. The Array Discovery Platform includes:

      Structural biology. Our experienced biology team is creating a better understanding of how small molecule drugs interact with targets. This team clones, expresses and purifies related families of disease proteins across multiple therapeutic areas to gain insights into their function. X-ray crystallography and computational modeling are used to define the three-dimensional structures of these proteins. This process provides valuable information about the interactions between leads and targets.

      High throughput screening. We develop our own assays or format assays supplied by a collaborator for high throughput screens and can screen up to 100,000 compounds per week. These assays are then screened against tens of thousands of small molecule compounds to obtain quantitative measures of drug quality. We also screen our Lead Generation Libraries against metabolism and toxicology assays both to establish quality and to populate our predictive databases. Our computational and medicinal chemists then mine this information to design focused libraries of small molecule drug candidates. This approach is designed to accelerate the discovery process by taking advantage of the similarities within target families.

      Predictive informatics. Predicting drug characteristics, such as potency, dosing frequency and potential side effects, requires powerful data mining and management tools. Our informatics team is composed of experts in computational chemistry, scientific computing and medicinal chemistry, who work together to increase the probability of success. Our proprietary software searches databases of existing drugs and generates novel predictive databases and modeling programs designed to better forecast the characteristics of successful new drugs. In addition, we use an electronic notebook to allow our scientists to collect and access information directly in the laboratory and throughout the organization. We believe the integration of these technologies improves the decision-making ability of our scientists in the generation of successful drug candidates.

      Lead generation. Our lead generation team identifies chemical compounds that demonstrate desirable drug characteristics when screened against a target and warrant further testing and refinement as potential drug candidates. These potential drug candidates are called leads.

                    Optimer building blocks

We believe that chemists can create high value compounds more rapidly by using quality building blocks and automated chemical synthesis techniques. We recognize that a constraint in drug discovery is the availability of high-quality building blocks for initiating chemical synthesis. Our chemists have used our proprietary software, Radical, and their experience in assessing drug-relevant chemical structures to design a series of building blocks with desirable drug-relevant properties. These building blocks are added to a core chemical structure, or a scaffold, during compound synthesis and are an important component of our overall drug discovery strategy. We produce primary building block sets for construction of Lead Generation Libraries. We then use sets of complementary secondary building blocks for creating focused libraries to determine structure activity relationships, or SARs, in lead optimization programs.

                    Lead Generation Libraries

We provide chemical compounds from our Lead Generation Libraries to our collaborators under a non-exclusive license for internal research. We also synthesize custom libraries, which we typically offer on an exclusive basis to individual collaborators, focused on specific target families or our collaborators’ proprietary scaffolds. We retain all other rights to the compounds in our Lead Generation Libraries, including the right to use these compounds for our internal and collaborative programs, as well as the rights to the synthetic processes used to create these compounds. We create sub-libraries that interact with specific target families, including G-protein coupled receptors, nuclear receptors, enzymes and protein-protein interactions. The majority of all drugs on the market today are aimed at targets within these families.

A critical rate-limiting step in the drug discovery process is the availability of high-quality compound libraries that have been designed for screening specifically against important target classes and subsequent rapid lead optimization. We believe that the production of large compound libraries, by itself, has limited value for creating high-quality leads. Instead, we design our libraries so that any leads require less optimization. We believe this approach will result in clinical candidates with a greater likelihood of clinical success. We design our libraries according to the following criteria:

•	Biologically-relevant diversity. We have established specific computational parameters to define the diversity of our compound libraries. Our proprietary informatics tools categorize how changes in chemical structure correlate with the biological activity of known drugs and use this information to define our diversity parameters. Libraries can be constructed to optimize diversity and therefore maximize the information provided by each library compound.

•	Capture full patent potential. Our scientists maximize the number of distinct drug-like three-dimensional shapes, or pharmacophores, during library design. This approach is designed to optimize the number of discrete, patentable compound sets within a library, with the goal of identifying the key structural features of drug-target interactions.

•	Target-directed chemical scaffolds. Our chemists create scaffolds designed for disease-related families of targets. We believe this scaffold strategy allows us to synthesize compounds with a higher probability of finding a high-quality lead for a given target. We attach our novel building blocks to these scaffolds to create our library compounds.

•	Drug-relevant building blocks. We use drug-relevant building blocks to synthesize libraries. We design the library to identify the least complex structure that will interact with a target by using minimally complex building block sets. Any lead generated from our Lead Generation Libraries can be readily optimized due to the availability of more complex building block sets. These focused libraries study the SAR around any lead.

•	Optimized chemical synthetic processes for high purity. We invest significant effort in the process design and synthesis of each library to ensure that the compounds generated are highly pure and can be readily optimized. The library undergoes analysis during each stage of its development to ensure the identity of each compound and maintain quality.

      Analytical chemistry. High purity compounds are crucial to the success of high throughput screening strategies in lead generation. In our experience, low purity compounds result in a higher proportion of false leads which waste discovery resources. Our analytical chemistry team uses automated instrumentation to evaluate the quality of chemical compounds, understand the chemical processes used to synthesize these compounds and measure important drug properties. This capability allows for the high throughput analysis and purification of thousands of compounds per week.

      Lead optimization. Leads that interact with targets may come from several sources including our libraries, de novo structure-based design strategies, scientific literature and our collaborations or joint ventures. Regardless of the source, we apply the same defined processes to optimize these leads to clinical drug candidates. We first utilize information regarding the three-dimensional structure of the target-lead interaction to design novel sets of compounds for synthesis. Next, we use our informatics capability to eliminate certain compounds that are predicted to have poor drug characteristics. We then synthesize, analyze and purify this refined set in a parallel format and screen these compounds against select assays to quantify drug characteristics. An iterative process of making small changes in chemical structure, evaluating the results and engineering improvements into the drug candidate is repeated many times to optimize drug characteristics and achieve the candidate criteria.

      Drug metabolism. When optimizing desirable drug characteristics, it is often critical to determine drug metabolism at an early stage in the discovery process. We have established a series of assays to identify these metabolic characteristics. These assays include human liver enzyme assays, cellular assays and assays based on fluids obtained from the dosing of compounds in animals. We measure both the rate in which compounds are metabolized and the position of metabolism using mass spectrometry techniques. We also screen our Lead Generation Libraries against these assays to build drug metabolism databases to help predict clinical success of our future compounds.

      Process research and development. Our process chemists improve complex synthetic procedures, which we believe allows for more efficient scale-up and production of drug candidates. We design our proprietary processes to lower the cost and increase the rate in which drug candidates can be synthesized. We believe the experience of our process chemists in resolving complex synthetic problems allows us to rapidly develop new synthetic procedures and accelerates the development of valuable drug candidates for human testing. Our goal is to apply these skills and experience to create novel yet efficient processes to synthesize complex molecules.

•	Process design and scale-up. Once a potential drug candidate has been identified, it is critical to reach a rapid decision as to whether or not to advance the candidate into the clinic. In many cases, lack of an adequate quantity of a specific compound for preclinical testing delays that decision. Our efforts reduce the number of steps in complex medicinal chemistry processes and improve yields to allow for the rapid synthesis and scale-up of preclinical and clinical drug candidates.

•	Custom synthesis. Our chemists can undertake challenging syntheses on a custom basis to produce building blocks, complex intermediates and final products in either small scale or bulk quantities. We synthesize compounds both on a proprietary and non-proprietary basis. We have synthesized for a number of collaborators larger quantities of compounds, which we had previously produced for them. We intend to create proprietary processes that can be licensed to collaborators as they advance potential drug candidates into clinical trials. We have the capacity to produce lots of up to 10 kilograms.

      Because no single technology exists to accurately predict clinical outcomes for potential drug candidates, we believe experienced chemists with success in generating clinical candidates are vital to an efficient lead optimization program. Our approach is to work closely with our collaborators, providing multidisciplinary teams of experienced scientists on projects to identify drug candidates. We believe our information-driven technology platform enables our scientists to make better decisions at each step of the drug discovery process. Our organizational structure emphasizes multidisciplinary teams to improve problem solving, which we believe streamlines the drug discovery process. We believe that our integrated approach to drug discovery will enable both our collaborators and our internal discovery teams to create higher quality drugs more quickly and less expensively.

Proprietary Drug Discovery

      We use the Array Discovery Platform to invent our own proprietary drug candidates. We plan to co-develop and commercialize these drug candidates in partnership with pharmaceutical and biotechnology companies. Our pragmatic chemical-proteomics approach is designed to increase research productivity by taking advantage of the similarities in drug design strategies for related targets within a family. We identify and access disease-associated targets through database analysis of human genomics information and scientific literature as well as through collaborations and joint ventures. These protein families will typically have similar three-dimensional structures and related biological function and/or enzymatic activity. More importantly, the experimental design expertise required to create drugs against a given target is captured and replicated against the entire target family. In parallel, we synthesize focused compound libraries, which are designed to interact with targets within a family. By screening these libraries against several targets within a family, we seek to generate multiple leads with desirable drug characteristics. Our scientists then optimize the drug characteristics of these leads to provide clinical development candidates.

      Our multidisciplinary project teams focus on biologic functions, or pathways, that have been validated as important to the treatment of human disease. We are currently working on a number of target families including cytokine receptors, kinases, proteases and phosphatases, which are important targets for the treatment of arthritis, diabetes and cancer. We have identified proprietary lead series against certain kinases that regulate Tumor Necrosis Factor, or TNF, biosynthesis useful for the treatment of rheumatoid arthritis. We have also identified proprietary lead series against certain kinases that regulate cellular proliferation for the treatment of cancer. In addition, we have proprietary x-ray crystallographic structural data involving a small molecule bound to the Interleukin 1 receptor. This information may facilitate the creation of new oral treatments for arthritis. In each case, drugs that affect these targets have shown efficacy in human clinical trials or animal models of human disease. However, they have significant deficiencies related to mode of delivery, dosing frequency or side effect profile that may limit their use. This combination of efficacy and deficiencies has provided us an opportunity to create an improved product.

      Once we have qualified a valuable lead through secondary screening, or have created a significant intellectual property position, we will seek to maximize its risk-adjusted value by advancing the research program independently as far as Phase I clinical testing or initiating collaborations earlier with partners for subsequent lead optimization, co-development and commercialization. Our research efforts on specific phosphatase target family members resulted in collaboration agreements with Amgen and Vertex providing an up-front fee, license fees, research funding and/or milestone payments and royalties. At the end of 2001, we regained the rights to the Amgen program while initiating two new research programs with Amgen. We expect to enter into future collaborations that may provide similar fees and allow us to participate in the success of potential drug candidates through milestone and royalty payments. With other programs where value is especially high and research progress is rapid, we may move select compounds into Phase I clinical development ourselves or through collaborators.

Commercialization

      We intend to maximize the value we capture by focusing our scientific resources on collaborations that use the full breadth of our capabilities and on our proprietary drug programs that enable us to participate in the success of the drug candidates that we create.

      Our intent is to increase revenue by continuing to expand our collaborations across the Array Discovery Platform. We enter into collaborations with pharmaceutical and biotechnology companies and receive fees for each scientist dedicated to these programs. In addition, in a number of our current collaboration agreements we are entitled to up-front fees, milestone payments upon achievement of certain drug discovery objectives and/or royalties based on sales of products commercialized by our collaborators as a result of these agreements. We also sell or license research tools including our Optimer building blocks and our Lead Generation Libraries on a non-exclusive basis to multiple collaborators, creating a recurring revenue stream.

      We create proprietary drug candidates with the intent of furthering their development and increasing their potential commercial value through collaborations with biotechnology or pharmaceutical partners. In the future, we may choose to advance certain drug candidates as far as early clinical development before entering into a collaboration agreement to maximize the value we retain. As we advance candidates, we will seek collaborations that provide us with an initial licensing fee for exclusive rights to our intellectual property, payments for continued research and down stream payments that include milestone and/or royalty payments.

Our Collaborators

      A key element of our strategy is to increase the value we provide collaborators by expanding our relationships with them across complementary development efforts. Below we describe our most significant collaborations:

      ICOS. ICOS was our first drug discovery collaborator and has now taken advantage of the entire Array Discovery Platform. Our first agreement with ICOS, initiated in December 1998, addressed lead optimization of up to four ICOS targets. Under this agreement, our scientists, in collaboration with ICOS’ scientists, developed clinical candidates from ICOS’ preliminary leads. Based upon the success of this program, ICOS expanded our collaboration in the spring of 1999, by both initiating a second lead optimization program on a separate set of targets and subscribing to our Lead Generation Libraries. In less than one year, our initial collaboration led to the development of a clinical candidate, IC485, for a target called phosphodiesterase 4, or PDE4, for the treatment of inflammatory conditions. To speed the development of this clinical candidate, ICOS chose to access our chemistry process research to refine the production process to produce sufficient quantities for preclinical and early phase clinical testing. In November 2001, ICOS announced the initiation of a Phase I clinical trial for IC485, and we received a milestone payment for the achievement of this objective. We are entitled to additional milestone payments upon the achievement of specific clinical objectives.

      In July 2000, we consolidated and expanded our lead optimization agreements with ICOS into a drug discovery collaboration agreement for lead optimization on undisclosed targets. Under this agreement, ICOS has the exclusive worldwide right to develop and market any products resulting from the collaboration. We are compensated based on an annual rate for each full-time equivalent employee working on an ICOS project and are entitled to milestone payments upon achievement of identified development and commercialization goals for products resulting from the collaboration. The agreement expires in July 2002, and may be terminated upon 90 days notice by ICOS. In March 2001, we expanded this lead optimization agreement and entered into a compound library agreement with ICOS.

      In August 2001, we entered into an additional drug discovery collaboration agreement to discover and develop small molecule drugs directed at two specific targets containing the I-Domain allosteric site, or IDAS, structural motif. IDAS-targeted drugs regulate function of the target proteins through a novel allosteric mechanism. ICOS has identified key structural features of proteins containing the IDAS motif that will be exploited by our scientists to systematically produce drugs against targets of this class. Under the terms of this agreement, ICOS will provide us with research funding over two years. Our scientists and ICOS’ scientists will collaborate in all aspects of lead generation and lead optimization. ICOS will be responsible for clinical development and commercialization. We are entitled to receive success payments upon reaching certain development milestones and royalties based upon sales of products resulting from this collaboration.

      Tularik. In February 1999, Tularik acquired a small subset of our Lead Generation Libraries to evaluate the quality of our libraries. Within three months, they initiated a one-year subscription to all of our Lead Generation Libraries. Six months later, Tularik exercised an option to subscribe to our second-year Lead Generation Libraries. We have also expanded our relationship with Tularik by creating focused libraries for a class of targets called orphan nuclear receptors.

      Merck. In May 1999, Merck purchased building blocks from our Optimer collection on a non-exclusive basis. This initial introduction led to an agreement for the exclusive development and supply of custom synthesized compounds for Merck. Building on this relationship, in September 2000, we announced an agreement with Merck for process research, synthesis and supply of custom libraries for Merck’s drug discovery programs. We will develop processes for the synthesis of each library in collaboration with Merck scientists and utilize our proprietary high-speed synthesis and parallel purification platforms to create these high-quality libraries. Under the terms of the agreement, Merck will provide us with research funding as well as payment upon delivery of compounds.

      Eli Lilly. In March 2000, we entered into a research agreement with Eli Lilly to form a chemistry-based research collaboration. Under the terms of the agreement, up to 30 of our scientists will provide drug research in collaboration with Eli Lilly scientists on identified Eli Lilly drug discovery projects. We are compensated based on an annual rate for each full-time equivalent employee working on an Eli Lilly project. Initially, this collaboration focused on certain aspects of our lead optimization chemistry. However, Eli Lilly has since expanded these joint efforts to other aspects of the Array Discovery Platform. Our agreement with Eli Lilly terminates in March 2005, but Eli Lilly may terminate the agreement at any time upon payment of an early termination fee.

      Takeda Chemical Industries, Ltd. In July 2001, we entered into a collaboration with Takeda to create a series of small molecule drug leads against a proprietary Takeda target. Takeda will pay us fees based on the number of our scientists working on the research phase of the agreement. We are entitled to receive success payments based on the attainment of certain development milestones and royalties based upon sales of products resulting from the collaboration.

      Vertex. In March 2000, Vertex purchased building blocks from our Optimer collection on a non-exclusive basis. This initial introduction led in August 2001, to a new collaboration to discover and develop small molecule drugs directed at two specific targets in the phosphatase protein family. Under this agreement, Vertex will provide us with an up-front fee and research funding over three years. We are responsible for the initial drug discovery, including lead generation and lead optimization. Vertex will be responsible for all aspects of clinical development and commercialization, and we are entitled to receive clinical milestone payments. If products are commercialized as a result of this collaboration, we are also entitled to additional milestone payments. These milestones would be paid on an annual basis for a defined term and are tied to predetermined sales levels.

      Amgen. In April 2000, Amgen began working with us by purchasing building blocks from our Optimer collection on a non-exclusive basis. In October 2000, we entered into a research and license agreement with Amgen. Under this agreement, we granted Amgen an exclusive license to one of our proprietary research programs and initiated joint research on potential drug candidates targeting PTP-1B, a target for diabetes. In November 2001, Amgen initiated two new drug discovery programs with us, which replaced the PTP-1B program. We retained all rights to the existing PTP-1B program. Under the new programs, Amgen will pay an up-front fee and fees based on the number of our scientists working on the research phase of the agreement. We are also entitled to receive success payments based on the attainment of certain milestones.

      Compound library agreements. We have entered into agreements with customers, including Tularik in June 1999, which Tularik extended in January 2000, and which expires in January 2002; DuPont in August 2000, which expires in December 2005; F. Hoffmann-La Roche Ltd. in June 2001, which expires in June 2006; and Pfizer in October 2001, which expires October 2003, to provide non-exclusive access on a per-compound fee basis to compounds in our Lead Generation Libraries for their internal lead generation efforts. These customers have the option to gain exclusive rights to compounds upon payment of either a one-time activation fee or annual fees. We retain all ownership of the intellectual property rights to the compounds and to our Lead Generation Libraries as well as any inventions made by our scientists working under these agreements. These agreements are terminable only upon breach or insolvency of a party.

Business Development

      To date, our business development activities have been conducted primarily through direct customer contact by our senior management and scientists and through customer referrals. Because our collaborators are primarily skilled scientists, we use our scientific expertise to initiate and to build strong customer relationships. We have relied upon the services of a consulting company, Transpect, Inc., to aid in our business development efforts in Japan. We market our Optimer building blocks through multiple channels, including targeted mailing of a hardcopy catalog and through an Internet catalog. We plan to continue to grow our business development resources.

Research and Development

      Our research and development expenses were approximately $4.0 million in fiscal year 2000, $8.3 million in fiscal year 2001 and $2.8 million in the three months ended September 30, 2001. We conduct research and development in the following areas:

      Assay development and high throughput screening automation. We are investing in the development of new assay and high-speed screening technologies to more effectively evaluate potential drug compounds for their therapeutic value, including specificity and metabolism, and to increase our screening capacity.

      Informatics. We are continuing our development of database technology to more effectively capture, organize and link the data generated by our scientists and to make this information more seamlessly accessible to any of our drug discovery efforts. In addition, we continue the development of internal software technologies designed to increase the speed and efficacy of our lead generation and lead optimization chemistry.

      Libraries. We have ongoing projects to develop and refine technologies necessary to create high-quality compound libraries composed of drug-relevant compounds that can be rapidly optimized. Our research is focused in the areas of designing drug-relevant building blocks and scaffolds, maximizing drug-like characteristics of our library compounds, optimizing library synthesis processes and maximizing biologically-relevant compound diversity.

      Internal drug discovery projects. We will continue to invest in internal drug discovery programs intended to create a pipeline of proprietary drug candidates. We intend to co-develop and commercialize any resulting drug candidates through collaborations with pharmaceutical and biotechnology companies.

Competitors

      Competition across the range of our drug discovery focus is currently fragmented. We compete with a number of companies in each of the functional areas of drug discovery that we serve. Our major competitors among medicinal chemistry outsourcing companies include: Albany Molecular Research Inc., ArQule, Inc., Discovery Partners Inc. and Evotec OAI. Our major competitors among drug discovery companies include: 3-Dimensional Pharmaceuticals, Inc., Gilead Sciences, Inc., Tularik and Vertex. In addition, we compete with the internal research departments of biotechnology and pharmaceutical companies. Many of these companies, some of which are our collaborators and some of which represent market opportunities for us, are developing or already possess internally the technologies we offer. Academic institutions and other research organizations are also conducting research in areas in which we provide our capabilities, either on their own or through collaborative efforts.

Government Regulation

      In the course of our business, we handle, store and dispose of chemicals. We are subject to various federal, state and local laws and regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. These environmental laws generally impose liability regardless of the negligence or fault of a party and may expose us to liability for the conduct of, or conditions caused by, others. We have not incurred, and do not expect to incur, material costs to comply with these laws and regulations.

      Our customers and collaborators are subject to substantial regulation by governmental agencies in the United States and other countries. Virtually all pharmaceutical products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA and by foreign regulatory agencies. Various federal and state laws and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of these pharmaceutical products. This approval process is time-consuming and expensive, and there are no assurances that approval will be granted on a timely basis, or at all. Even if regulatory approvals are granted, a marketed product is subject to continual review.

      We are subject to other regulations, including regulations under the Occupational Safety and Health Act, regulations promulgated by the United States Department of Agriculture and regulations under other federal, state and local laws.

Intellectual Property

      Our success will depend in part on our ability to protect our proprietary software, potential drug candidates and other intellectual property rights. To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in our contracts with our collaborators.

      We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees also sign agreements requiring that they assign to us their interests in inventions, original expressions and any corresponding patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, we may not have an adequate remedy available. Despite the measures we have taken to protect our intellectual property, parties to our agreements may breach the confidentiality provisions or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets or other technology.

      We have also implemented a patent strategy designed to protect technology, inventions and improvements to inventions that are commercially important to our business. We currently have one issued United States patent and seven patent applications on file in the United States, including two that have been allowed and two provisional applications. We are also pursuing limited patent coverage in foreign countries. Four of our United States patent applications relate to proprietary compounds that are pharmaceutical candidates, two relate to inventions based on and used in our research efforts, and two relate to compounds that are pharmaceutical candidates and the compound synthesis process. Two of our United States patent applications relating to proprietary pharmaceutical candidates, along with related foreign patent rights, were assigned to us by Amgen in November 1998.

      United States patents issued from applications filed on or after June 8, 1995, have a term of 20 years from the application filing date or earlier claimed priority. All of our patent applications were filed after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. Because the time from filing patent applications to issuance of patents is often several years, this process may result in a period of patent protection significantly shorter than 20 years, which may adversely affect our ability to exclude competitors from our markets. Our success will depend in part upon our ability to develop proprietary products and technologies and to obtain patent coverage for these products and technologies. We intend to continue to file patent applications covering newly developed products and technologies. We may not, however, commercialize the technology underlying any or all of our existing or future patent applications.

      Patents provide some degree of protection for our proprietary technology. However, the pursuit and assertion of patent rights, particularly in areas like pharmaceuticals and biotechnology, involve complex legal and factual determinations and, therefore, are characterized by some uncertainty. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in biotechnology. As a result, patents may not issue from any of our patent applications or from applications licensed to us. The scope of any of our patents, if issued, may not be sufficiently broad to offer meaningful protection. In addition, our patents or patents licensed to us, if they are issued, may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights might not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Any patents issued to us or our strategic partners may not provide a legal basis for establishing an exclusive market for our products or provide us with any competitive advantages. Moreover, the patents held by others may adversely affect our ability to do business or to continue to use our technologies freely. In view of these factors, our intellectual property positions bear some degree of uncertainty.

      The source code for our proprietary software programs is protected both as a trade secret and as a copyrighted work.

Employees

      As of January 15, 2002, we had 226 full-time employees, including 162 scientists, of whom 98 have Ph.D.s and 74 have large pharmaceutical or biotechnology company experience. None of our employees are covered by collective bargaining agreements, and we consider our employee relations to be good.

Legal Proceedings

      We may be involved, from time to time, in various claims and legal proceedings arising in the ordinary course of our business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

Properties

      We are headquartered in Boulder, Colorado, where we lease approximately 59,000 square feet of space under a lease that expires April 1, 2008. We have also agreed under this lease to occupy an additional 85,000 square feet of space in our Boulder campus prior to May 1, 2004. We have options to extend the entire Boulder lease for three additional terms for up to 18 years. We also lease approximately 46,000 square feet in Longmont, Colorado under a lease that expires on May 31, 2005, and has four sequential options to renew for up to 16 years. We are currently negotiating to lease an additional 29,000 square feet in a building adjacent to our Longmont facility. Pending the successful execution of this lease, we believe that these facilities will be sufficient for our anticipated growth for the next 12 months.

MANAGEMENT

      Shown below are the names, ages and positions of our executive officers and directors as of January 1, 2002:

Name	Age	Position With Us

Robert E. Conway	47	Chief Executive Officer and Director
Kevin Koch, Ph.D.	41	President, Chief Scientific Officer and Director
David L. Snitman, Ph.D.	49	Chief Operating Officer, Vice President, Business Development and Director
R. Michael Carruthers	44	Chief Financial Officer and Secretary
Anthony D. Piscopio, Ph.D.	40	Vice President, Chemistry and Director of Process Chemistry
Kyle Lefkoff(b)	42	Chairman
Francis J. Bullock, Ph.D.(a),(b)	64	Director
Marvin H. Caruthers, Ph.D.	61	Director
Kirby L. Cramer(a)	65	Director
Robert W. Overell, Ph.D.(b)	46	Director
John L. Zabriskie, Ph.D.(a)	62	Director

(a)	Member of our audit committee.

(b)	Member of our compensation committee.

      Robert E. Conway has served as our Chief Executive Officer and a member of our Board of Directors since November 1999. From October 1996 to October 1999, Mr. Conway was the Chief Operating Officer and Executive Vice President of the Clinical Trials Division of Hill Top Research, Inc. where he managed 22 company-owned research centers conducting clinical trials for pharmaceutical and biotechnology companies. From 1979 until 1996, Mr. Conway held various executive positions with Corning, Inc., including Corporate Vice President and General Manager of Corning Hazleton, Inc., a preclinical contract research organization, where he was responsible for North American operations. Mr. Conway serves on the Board of Directors of DEMCO, Inc. Mr. Conway received a B.S. in accounting from Marquette University and an M.B.A. from the University of Cincinnati, and is a Certified Public Accountant.

      Kevin Koch, Ph.D., has served as our President, our Chief Scientific Officer and a member of our Board of Directors since May 1998. Prior to joining us, Dr. Koch was an Associate Director of Medicinal Chemistry and Project Leader for the Protease Inhibitor and New Leads project teams from May 1995 to April 1998 for Amgen Inc. From September 1988 until May 1995, Dr. Koch held various positions with Pfizer Central Research, including Senior Research Investigator-Project Coordinator for the Cellular Migration and Immunology Project Teams. Dr. Koch is the treasurer of the Inflammation Research Association. Dr. Koch received a B.S. in chemistry and biochemistry from the State University of New York at Stony Brook and a Ph.D. in synthetic organic chemistry from the University of Rochester.

      David L. Snitman, Ph.D., has served as our Chief Operating Officer, our Vice President of Business Development and a member of our Board of Directors since May 1998. Prior to joining us, Dr. Snitman held various positions with Amgen Inc. since December 1981, including Associate Director of New Products and Technology and Manager of Amgen’s Boulder facility. Dr. Snitman received a B.S. in chemistry from Northeastern University and a Ph.D. in the synthesis of natural products from the University of Colorado, and was a National Institutes of Health Postdoctoral Fellow at the Massachusetts Institute of Technology.

      R. Michael Carruthers has served as our Chief Financial Officer and Secretary since December 1998. Prior to joining us, Mr. Carruthers was Chief Financial Officer from October 1993 until December 1998 of Sievers Instrument, Inc. From May 1989 until October 1993, Mr. Carruthers was the treasurer and controller for the Waukesha division of Dover Corporation. Mr. Carruthers is a Certified Public Accountant and was previously employed as an accountant with Coopers & Lybrand, LLP. Mr. Carruthers received a B.S. in accounting from the University of Colorado and an M.B.A. from the University of Chicago.

      Anthony D. Piscopio, Ph.D., has served as our Vice President, Chemistry and Director of Process Chemistry since May 1998. Prior to joining us, Dr. Piscopio had been employed by Amgen Inc. since June 1995 in various capacities, including as a founder of Amgen’s small molecule drug discovery program. While at Amgen, Dr. Piscopio worked in the area of protease inhibition and pioneered novel high-speed synthesis methodologies for the preparation of B-turn mimetics and other heterocyclic classes. From August 1992 until June 1995, Dr. Piscopio was employed with Pfizer, Inc’s Inflammation Group and worked in the areas of G-protein coupled receptor modulation and computer-assisted design of protease inhibitors. Dr. Piscopio received a B.A. in chemistry from West Virginia University and a Ph.D. in synthetic organic chemistry from the University of Wisconsin-Madison, and completed his postdoctoral fellowship at the Scripps Research Institute in La Jolla, California as a National Institutes of Health Postdoctoral Fellow.

      Kyle Lefkoff has served as the Chairman of our Board of Directors since May 1998. Since 1995, Mr. Lefkoff has been a General Partner of Boulder Ventures Limited, a venture capital firm and an investor in our company. From June 1986 until June 1995, Mr. Lefkoff was employed by Colorado Venture Management, a venture capital firm. Mr. Lefkoff serves on the Boards of Directors of Trust Company of America, Metabolite Laboratories, Inc. and LeftHand Networks Inc. Mr. Lefkoff received a B.A. in economics from Vassar College and an M.B.A. from the University of Chicago.

      Francis J. Bullock, Ph.D., has served as a member of our Board of Directors since May 1998. Since 1993, Dr. Bullock has been a senior consultant for Arthur D. Little, Inc., concentrating on pharmaceutical and biotechnology research and development, as well as the fine chemicals and agricultural chemicals industries. From April 1981 until September 1993, Dr. Bullock served as Senior Vice President, Research Operations at Schering Plough Research Institute. Dr. Bullock serves on the Boards of Directors of Genzyme Transgenics Corporation, Neogenesis, Inc., Atherex and Sopherion. Dr. Bullock received a B.S. in pharmacy from the Massachusetts College of Pharmacy, an A.M. in organic chemistry from Harvard University and a Ph.D. in organic chemistry from Harvard University.

      Marvin H. Caruthers, Ph.D., has served as a member of our Board of Directors since August 1998. Since 1979, Dr. Caruthers has been a Professor of Biochemistry and Bioorganic Chemistry at the University of Colorado. Dr. Caruthers is a member of the National Academy of Sciences and the American Academy of Arts and Sciences and was previously a member of the scientific advisory board of Amgen Inc. Dr. Caruthers serves on the Board of Directors of Oxigene, Inc. Dr. Caruthers received a B.S. in chemistry from Iowa State University and a Ph.D. in chemistry from Northwestern University.

      Kirby Cramer has served as a member of our Board of Directors since August 2000. Mr. Cramer is the Chairman Emeritus of Hazleton Laboratories Corporation, a Covance company, Chairman of the Board of Directors of Northwestern Trust and Investors Advisory Company and Chairman of the Board of Directors of SonoSite, Inc. From 1987 until 1991, Mr. Cramer served as the Chairman of the Board of Directors of Kirschner Medical Corporation. Mr. Cramer serves on the Boards of Directors of Immunex Corporation, Northwestern Trust and Investors Advisory Company, SonoSite, Inc., Huntingdon Life Sciences Group plc, Landec Corporation, D.J. Orthopedics, Inc., Commerce Bank of Washington and Corus Pharma, Inc. Mr. Cramer received a B.A. in history from Northwestern University and an M.B.A. from the University of Washington, and is a graduate of Harvard Business School’s Advanced Management Program. Mr. Cramer is a Chartered Financial Analyst.

      Robert W. Overell, Ph.D., has served as a member of our Board of Directors since December 1999. Since 1996, Dr. Overell has been with Frazier & Company, a venture capital firm and an investor in our company, and has served as a General Partner since 1998 and a venture partner from 1996 until 1998. Dr. Overell’s operational experience in biotechnology companies includes joining Immunex Corporation early in its development and co-founding Target Genetics. Dr. Overell serves on the Board of Directors of Activx, Inc., GeneMachines, Quantum Dot, Inc., SkeleTech, Inc. and XenoPort, Inc. Dr. Overell received his B.S. in biological sciences from the University of Newcastle-upon-Tyne and a Ph.D. in biochemistry from the Institute of Cancer Research at the University of London.

      John L. Zabriskie, Ph.D., has served as a member of our Board of Directors since January 2001. Dr. Zabriskie is Chief Executive Officer and President of BioSpecific, LLC, and is past Chairman of the Board, Chief Executive Officer and President of NEN Life Science Products, Inc., a leading supplier of kits for labeling and detection of DNA. Prior to joining NEN Life Science Products, Dr. Zabriskie was President and Chief Executive Officer of Pharmacia and Upjohn Inc. As Chairman of the Board and Chief Executive Officer of Upjohn, Dr. Zabriskie led the Upjohn project, which resulted in the $12 billion merger of equals with Pharmacia. Prior to joining Upjohn in 1994, Dr. Zabriskie was Executive Vice President for Merck and Co. Dr. Zabriskie currently serves on the Boards of Directors of Biomira, Inc., Cubist Pharmaceutical Inc., Kellogg Co., MacroChem Corp., AlphaGene Inc., BioSpecific LLC, Mimeon, Nanopharma and Puretech Ventures. Dr. Zabriskie received his undergraduate degree in chemistry from Dartmouth College and his Ph.D. in organic chemistry from the University of Rochester.

Executive Employment Agreement

      Effective November 15, 2001, we entered into an employment agreement with Mr. Conway to serve as our Chief Executive Officer. The agreement was entered into at the end of the term of Mr. Conway’s prior employment agreement with us, is for an initial term of four years and may then be renewed for additional one-year terms. Either party may terminate the agreement upon 30 days prior written notice to the other party during the initial term or any additional term. Under the agreement, we will pay Mr. Conway an annual salary of $275,000, subject to subsequent adjustment at the discretion of the Board of Directors. In addition, we granted Mr. Conway an option to purchase 400,000 shares of our common stock in November 2001, of which 100,000 shares will vest on each anniversary date of the employment agreement over a four-year period, subject to his continued employment. If Mr. Conway terminates his employment agreement, he would be entitled to exercise any vested options during the 90-day period following such termination. Mr. Conway is also eligible to receive a cash and/or equity performance bonus each fiscal year based on a percentage of his base salary if he meets performance criteria established by our Board of Directors. We also agreed to reimburse Mr. Conway for reasonable out-of-pocket expenses he incurs in connection with his performance of services for us.

      If we terminate Mr. Conway’s employment as a result of his disability or without cause, we agreed to pay him severance equal to one year of his base salary in equal monthly installments and he would be entitled to receive, pro-rated to the date of termination, any cash and/or equity performance bonus he would have received for that year. If Mr. Conway’s employment is terminated following certain changes in control of our company, we agreed to pay him severance equal to two years of his base salary in equal monthly installments. All options granted to Mr. Conway under the agreement would become fully vested upon certain changes in control of our company. Mr. Conway agreed to execute a release acceptable to us in consideration for our severance obligations under the agreement. If Mr. Conway terminates his employment without cause or if we terminate his employment for cause, Mr. Conway will not receive any severance payments, performance bonus or acceleration of any of the options granted to him under the agreement. Mr. Conway is also subject to a non-compete agreement in which he agreed for the term of his employment and for two years thereafter not to engage in any competing activities in the United States or within a 50-mile radius of any area where we are doing business and not to recruit or solicit any of our employees or customers.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 1, 2002, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each of the stockholders who have granted the underwriters an option to purchase shares of common stock to cover over-allotments, if any; and

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our outstanding common stock.

      The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the selling stockholders provided the information regarding the shares of common stock owned by them, all or a portion of the shares of common stock owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

		Shares of
		Common	Percentage of
	Shares of	Stock Offered	Common
	Common Stock	for Over-	Stock Owned
	Beneficially	Allotment	After
Name	Owned(a)	Option	Offering(b)

Named Executive Officers
Robert E. Conway(c)	795,569		3.3%
Kevin Koch, Ph.D.(d)	770,828		3.3
David L. Snitman, Ph.D.(e)	1,568,296		6.6
Anthony D. Piscopio, Ph.D.(f)	725,026		3.1
R. Michael Carruthers(g)	134,660		*
Directors
Kyle Lefkoff	112,306		*
Francis J. Bullock, Ph.D.(h)	40,000		*
Marvin H. Caruthers, Ph.D.(i)	450,753		1.9
Kirby L. Cramer	—		*
Robert W. Overell, Ph.D.(j)	2,121,113		9.0
John D. Zabriskie, Ph.D.(k)	50,000		*
All directors and executive officers as a group (11 persons)(l)	6,768,551		27.8
Five Percent Stockholders
ARCH Venture Fund III, L.P.(m)	1,711,024		7.2
LeRoy C. Kopp(n)	2,447,875		10.4
Falcon Technology Partners, L.P.(o)	1,853,865		7.5
Frazier Healthcare II, L.P.(p)	2,121,113		9.0
Other Selling Stockholder
The Caruthers Family, LLC(q)	450,753		1.9

*	Less than 1%.

(a)	The information in this table is based upon information furnished to us by each director, executive officer and principal stockholder or contained in the filings, including Schedule 13G, made with the SEC. Unless otherwise indicated, each person has sole voting and investment power with respect to shares shown as beneficially owned by such person. Except as otherwise specified below, the address of each of the beneficial owners identified is c/o Array BioPharma 3200 Walnut Street, Boulder, CO 80301.

(b)	For purposes of calculating the percentage of shares beneficially owned, the number of shares of common stock deemed outstanding consists of 27,801,301 shares of our common stock outstanding after completion of this offering, plus the number of shares of common stock underlying stock options held by the named person that are exercisable within 60 days of January 1, 2002.

(c)	Includes 20,000 shares of common stock held in uniform gift to minor accounts for the benefit of Mr. Conway’s children and options to purchase 585,000 shares of common stock that are exercisable within 60 days of January 1, 2002.

(d)	Includes options to purchase 24,895 shares of common stock that are exercisable within 60 days of January 1, 2002, 99,000 shares of common stock held in trust for the benefit of Dr. Koch’s minor children, and the following shares held by Dr. Koch’s spouse: options to purchase 7,117 shares of common stock that are exercisable within 60 days of January 1, 2002 and 32,213 shares of common stock. Dr. Koch is our President and Chief Scientific Officer and member of our Board of Directors.

(e)	Includes options to purchase 37,085 shares of common stock that are exercisable within 60 days of January 1, 2002 and 100,000 shares of common stock held in trust for the benefit of Dr. Snitman’s children. Dr. Snitman is our Chief Operating Officer and Vice President, Business Development and a member of our Board of Directors.

(f)	Includes options to purchase 31,689 shares of common stock that are exercisable within 60 days of January 1, 2002. Dr. Piscopio is our Vice President, Chemistry and Director of Process Chemistry.

(g)	Includes options to purchase 51,315 shares of common stock that are exercisable within 60 days of January 1, 2002.

(h)	Includes options to purchase 30,000 shares of common stock that are exercisable within 60 days of January 1, 2002.

(i)	All shares of stock are held by The Caruthers Family, LLC, of which Dr. Caruthers is the manager and a member. Dr. Caruthers disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares.

(j)	Includes 2,121,113 shares of common stock held by Frazier Healthcare II, L.P. The general partner of Frazier Healthcare II, L.P. is FHMII, L.L.C., and the managing member of FHMII, L.L.C. is Frazier Management, L.L.C. Dr. Overell is a member of Frazier Management, L.L.C., and he shares voting and dispositive power in these shares. Dr. Overell disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares.

(k)	Includes options to purchase 20,000 shares of common stock that are exercisable within 60 days of January 1, 2002.

(l)	Includes options to purchase 787,101 shares of common stock that are exercisable within 60 days of January 1, 2002.

(m)	The general partner of ARCH Venture Fund III, L.P. is Arch Venture Partners, LLC. Steven Lazarus, Robert Nelson, Keith Crandell and Clinton Bybee are each managers of Arch Venture Partners, LLC and share voting and dispositive power in these shares. Messrs. Lazarus, Nelsen, Crandell and Bybee disclaim beneficial ownership in these shares except to the extent of their respective pecuniary interest in such shares. The business address of ARCH Venture Fund III, L.P. is 8725 West Higgens Road, Suite 290, Chicago, IL 60631.

(n)	Includes certain shares of common stock held by Kopp Investment Advisors, Inc., and certain shares of common stock owned by Kopp Holding Company. Kopp Investment Advisors, Inc., is wholly-owned by Kopp Holding Company, and Kopp Holding Company is wholly-owned by LeRoy Kopp. The address of LeRoy C. Kopp is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(o)	Includes 15,000 shares of common stock owned by James L. Rathmann. The general partner of Falcon Technology Partners, L.P. is James L. Rathmann, and he has voting and dispositive power for these shares. Mr. Rathmann disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. The business address of Falcon Technology Partners, L.P. is 600 Dorset Road, Devon, PA 19333.

(p)	The general partner of Frazier Healthcare II, L.P. is FHMII, L.L.C., and the managing member of FHMII, L.L.C. is Frazier Management, L.L.C. Dr. Overell, one of our directors, Fred E. Silverstein, Alan Frazier, Nadar Naini and Jon Gilbert are each directly or indirectly members of Frazier Management, L.L.C. and share voting and dispositive power for these shares. Dr. Overell, Dr. Silverstein and Messrs. Frazier, Naini and Gilbert disclaim beneficial ownership in these shares except to the extent of their respective pecuniary interest in such shares. The business address of Frazier Healthcare II, L.P. is 601 Union Street, Suite 3300, Seattle, WA 98101.

(q)	Dr. Marvin H. Caruthers is the manager and a member of The Caruthers Family, LLC. Dr. Caruthers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in them.

UNDERWRITING

      Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., UBS Warburg LLC, Legg Mason Wood Walker, Incorporated and Thomas Weisel Partners LLC are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Number of
Underwriter	Shares

Lehman Brothers Inc.
UBS Warburg LLC
Legg Mason Wood Walker, Incorporated
Thomas Weisel Partners LLC

Total	4,200,000

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares that the underwriters have agreed to purchase must be purchased. The conditions contained in the underwriting agreement include:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

      We and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 630,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters. If this option is exercised in full and the selling stockholders fail to deliver all or any of the shares, we have agreed to deliver to the underwriters an amount of shares that will permit the underwriters to exercise this option in full.

      The following table summarizes the underwriting discount that we and, if the over-allotment option is exercised in full, the selling stockholders will pay. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 630,000 shares. The underwriting fee is the difference between the offering price and the amount the underwriters pay to purchase the shares from us and the selling stockholders.

Amount Selling
	Amount Array Will Pay		Stockholders Will Pay

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share
Total

      We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $700,000. We have agreed to pay such expenses.

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      Our company, directors, officers, the selling stockholders and certain holders of more than 5% of our outstanding equity securities have agreed under lock-up agreements not to, directly or indirectly, offer, sell or dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock without the prior written consent of Lehman Brothers Inc. for a period of 90 days from the completion of this offering.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

      In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

LEGAL MATTERS

      The validity of the shares of common stock offered in this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Boulder, Colorado. As of the date of this prospectus, certain attorneys of Hogan & Hartson L.L.P. own an aggregate of 55,380 shares of our common stock. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Latham & Watkins, Costa Mesa, California.

EXPERTS

      The financial statements of Array BioPharma Inc. at June 30, 2001 and 2000, and for each of the three years in the period ended June 30, 2001 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available on the SEC’s web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our web site at http://www.arraybiopharma.com. Our web site is not part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol “ARRY.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

      We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed with the SEC on September 27, 2001.

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001.

•	Definitive Proxy Statement on Form 14A for our 2001 annual meeting of stockholders, filed with the SEC on October 1, 2001.

•	Current Reports on Form 8-K, filed with the SEC on August 3, 2001, August 28, 2001, and January 15, 2002.

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on November 16, 2000, including any amendment or reports filed for the purpose of updating such description.

      We also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all of the shares covered by this prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Array BioPharma Inc., 3200 Walnut Street, Boulder, CO, 80301, Attn: Corporate Secretary, (303) 381-6600.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors

Array BioPharma Inc.

      We have audited the accompanying balance sheets of Array BioPharma Inc. as of June 30, 2001 and 2000, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Array BioPharma Inc. at June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Denver, Colorado

July 27, 2001,
except for Footnote 9,
as to which the date is
August 7, 2001

ARRAY BIOPHARMA INC.

BALANCE SHEETS

	As of June 30,

	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	$17,961,699	$3,846,407
Marketable securities	29,750,156	1,937,099
Accounts receivable, net of allowances of $15,000 and $0 at June 30, 2001 and 2000, respectively	979,874	885,522
Deposits	84,858	120,129
Inventories	4,137,107	1,557,376
Prepaid expenses and advances	486,556	201,560

Total current assets	53,400,250	8,548,093
Property, plant and equipment, net	17,420,883	6,910,757
Other assets	129,291	364,342

Total assets	$70,950,424	$15,823,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable — trade	$2,873,468	$1,708,750
Advance payments from customers	4,496,591	1,940,433
Accrued compensation and benefits	819,711	359,871
Current portion of long-term debt	—	1,723,837
Other current liabilities	293,153	605,309

Total current liabilities	8,482,923	6,338,200
Long-term debt, less current portion	—	2,832,423
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized;
Series A convertible preferred stock; no shares and 6,635,000 shares outstanding at June 30, 2001 and 2000, respectively	—	6,635
Series B convertible preferred stock; no shares and 3,199,999 shares outstanding at June 30, 2001 and 2000, respectively	—	3,200
Series C convertible preferred stock; no shares outstanding at June 30, 2001 and 2000, respectively	—	—
Common stock, $0.001 par value; 60,000,000 shares authorized; 23,262,878 and 3,370,207 shares issued and outstanding at June 30, 2001 and 2000, respectively	23,262	3,370
Additional paid-in capital	90,023,407	21,168,078
Accumulated deficit	(20,101,258)	(9,489,113)
Notes receivable for common stock — related party	(266,625)	(393,750)
Accumulated other comprehensive income	116,801	—
Deferred compensation	(7,328,086)	(4,645,851)

Total stockholders’ equity	62,467,501	6,652,569

Total liabilities and stockholders’ equity	$70,950,424	$15,823,192

See accompanying notes.

ARRAY BIOPHARMA INC.

STATEMENTS OF OPERATIONS

	Years Ended June 30,

	2001	2000	1999

Revenue:
Collaboration revenue	$12,083,650	$4,629,000	$992,000
Product revenue	4,279,888	2,144,634	511,859
License revenue	642,222	—	—

Total revenue	17,005,760	6,773,634	1,503,859
Cost of revenue*	12,965,378	4,444,958	1,032,910

Gross profit	4,040,382	2,328,676	470,949
Expenses:
Research and development expenses*	8,264,406	3,962,969	3,300,941
Selling, general and administrative expenses*	7,668,302	3,469,969	1,522,067

Total operating expenses	15,932,708	7,432,938	4,823,008

Loss from operations	(11,892,326)	(5,104,262)	(4,352,059)
Interest expense	(586,554)	(384,378)	(135,904)
Interest income	2,091,911	356,237	180,557

Net loss before extraordinary item	(10,386,969)	(5,132,403)	(4,307,406)
Extraordinary loss from early extinguishment of debt	(225,176)	—	—

Net loss	(10,612,145)	(5,132,403)	(4,307,406)
Deemed dividend related to beneficial conversion feature of preferred stock	(5,000,001)	—	—

Net loss applicable to common stockholders	$(15,612,146)	$(5,132,403)	$(4,307,406)

Basic and diluted net loss per share:
Net loss applicable to common stockholders before extraordinary item	$(0.98)	$(1.68)	$(1.48)
Extraordinary loss from early extinguishment of debt	(0.01)	—	—

Net loss applicable to common stockholders	$(0.99)	$(1.68)	$(1.48)

Number of shares used to compute per share data	15,692,985	3,063,439	2,918,367

* Includes compensation related to option grants:
Cost of revenue	$998,039	$42,689	$—
Research and development expenses	643,715	34,928	—
Selling, general and administrative expenses	3,011,798	1,040,179	—

Total	$4,653,552	$1,117,796	$—

See accompanying notes.

ARRAY BIOPHARMA INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

							Notes
							Receivable
							for
							Common	Accumulated
	Preferred Stock		Common Stock		Additional		Stock-	Other
					Paid-In	Accumulated	Related	Comprehensive	Deferred
	Shares	Amount	Shares	Amount	Capital	Deficit	Party	Income	Compensation	Total

Balance at June 30, 1998	2,500,000	$2,500	2,913,367	$2,913	$3,148,877	$(49,304)	$(351,750)	$—	$—	$2,753,236
Issuance of Series A convertible preferred stock, net of issuance costs of $60,381	4,135,000	4,135	—	—	4,070,484	—	—	—	—	4,074,619
Exercise of stock options	—	—	10,000	10	2,340	—	—	—	—	2,350
Interest accrued on notes receivable	—	—	—	—	—	—	(21,000)	—	—	(21,000)
Warrants issued in connection with equipment financing	—	—	—	—	55,075	—	—	—	—	55,075
Net loss	—	—	—	—	—	(4,307,406)	—	—	—	(4,307,406)

Balance at June 30, 1999	6,635,000	6,635	2,923,367	2,923	7,276,776	(4,356,710)	(372,750)	—	—	2,556,874
Issuance of Series B convertible preferred stock, net of issuance costs of $63,204	3,199,999	3,200	—	—	7,933,594	—	—	—	—	7,936,794
Exercise of stock options	—	—	446,840	447	104,561	—	—	—	—	105,008
Interest accrued on notes receivable	—	—	—	—	—	—	(21,000)	—	—	(21,000)
Compensation related to stock option grants	—	—	—	—	5,763,647	—	—	—	(4,645,851)	1,117,796
Warrants issued in connection with equipment financing	—	—	—	—	89,500	—	—	—	—	89,500
Net loss	—	—	—	—	—	(5,132,403)	—	—	—	(5,132,403)

Balance at June 30, 2000	9,834,999	9,835	3,370,207	3,370	21,168,078	(9,489,113)	(393,750)	—	(4,645,851)	6,652,569
Issuance of Series C convertible preferred stock, net of issuance costs of $28,180	1,666,667	1,667	—	—	9,970,155	—	—	—	—	9,971,822
Conversion of preferred stock to common stock	(11,501,666)	(11,502)	11,501,666	11,502	—	—	—	—	—	—
Issuance of common stock for cash-public offering, net of offering costs of $5,265,840	—	—	7,475,000	7,475	50,789,185	—	—	—	—	50,796,660
Issuance of common stock under stock option and employee stock purchase plans	—	—	876,673	876	760,241	—	—	—	—	761,117
Issuance of common stock upon the exercise of warrants	—	—	39,332	39	(39)	—	—	—	—	—
Interest accrued on notes receivable	—	—	—	—	—	—	(17,875)	—	—	(17,875)
Repayment of notes receivable	—	—	—	—	—	—	145,000	—	—	145,000
Compensation related to stock option grants	—	—	—	—	7,335,787	—	—	—	(2,682,235)	4,653,552
Net loss	—	—	—	—	—	(10,612,145)	—	—	—	(10,612,145)
Change in unrealized gain on marketable securities	—	—	—	—	—	—	—	116,801	—	116,801

Comprehensive loss										(10,495,344)

Balance at June 30, 2001	—	$—	23,262,878	$23,262	$90,023,407	$(20,101,258)	$(266,625)	$116,801	$(7,328,086)	$62,467,501

See accompanying notes.

ARRAY BIOPHARMA INC.

STATEMENTS OF CASH FLOWS

	Years Ended June 30,

	2001	2000	1999

Operating activities:
Net loss	$(10,612,145)	$(5,132,403)	$(4,307,406)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,553,642	989,127	530,932
Accrued interest on notes receivable for common stock	(17,875)	(21,000)	(21,000)
Compensation related to stock option grants	4,653,552	1,117,796	—
Accreted interest related to warrants	122,839	15,053	6,683
Changes in operating assets and liabilities:
Accounts receivable	(94,352)	(378,280)	(507,242)
Deposits	35,271	132,759	(62,388)
Inventories	(2,579,731)	(578,218)	(979,158)
Prepaid expenses and advances	(284,996)	(122,237)	(77,655)
Accounts payable — trade	1,164,718	995,371	713,379
Advance payments from customers	2,556,158	876,679	1,063,754
Accrued compensation and benefits	459,840	294,744	27,205
Other current liabilities	(312,156)	467,515	118,925

Net cash used in operating activities	(2,355,235)	(1,343,094)	(3,493,971)
Investing activities:
Purchases of property, plant and equipment	(13,063,768)	(5,028,030)	(3,396,992)
Net purchases of marketable securities	(27,696,256)	(1,937,099)	—
(Additions) reductions to other long-term assets	235,051	(116,098)	(244,100)

Net cash used in investing activities	(40,524,973)	(7,081,227)	(3,641,092)
Financing activities:
Proceeds from sale of preferred and common stock, net of issuance costs	60,768,482	7,936,794	4,074,619
Proceeds from exercise of stock options, warrants and shares issued under the employee stock purchase plan	906,117	105,008	2,350
Proceeds from the issuance of long-term debt	2,000,000	2,913,792	2,837,917
Payment on long-term debt	(6,679,099)	(870,781)	(201,829)

Net cash provided by financing activities	56,995,500	10,084,813	6,713,057

Net increase (decrease) in cash and cash equivalents	14,115,292	1,660,492	(422,006)
Cash and cash equivalents, beginning of period	3,846,407	2,185,915	2,607,921

Cash and cash equivalents, end of period*	$17,961,699	$3,846,407	$2,185,915

*	Excludes marketable securities totaling $29,750,156, $1,937,099 and $0 as of June 30, 2001, 2000 and 1999, respectively. See Note 1 to the financial statements for further details.

Supplemental Disclosure of Cash Flow Information

      Cash paid for interest was $711,404, $301,111 and $90,516 in the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

See accompanying notes.

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Business Operations

      Array BioPharma Inc. (the “Company”) is a drug discovery company inventing new small molecule drugs through the integration of chemistry, structural biology and informatics. The Company’s experienced scientists use the Company’s integrated set of drug discovery technologies, which the Company calls the Array Discovery Platform, to discover novel small molecule drugs in collaboration with leading pharmaceutical and biotechnology companies and to build a pipeline of its own proprietary drug candidates.

Cash Equivalents and Marketable Securities

      Cash equivalents consist of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. Cash equivalents and marketable securities consist of money market funds, taxable commercial paper, U.S. government agency obligations, corporate notes and bonds with high credit quality and auction rate securities. The fair market value, based on quoted market prices, of cash equivalents and marketable securities is substantially equal to their carrying value at June 30, 2001 and 2000.

      At June 30, 2001 and 2000, management determined that cash equivalents and marketable securities held by the Company were classified as available-for-sale securities for purposes of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Securities available-for-sale are carried at fair value, with unrealized gains and losses reported as a component of stockholders’ equity until their disposition. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on securities available-for-sale are included in investment income. Interest and dividends on securities available-for-sale are included in investment income. The cost of securities sold is based on the specific identification method.

      All cash equivalents and marketable securities as of June 30, 2001 and 2000 are classified as available-for-sale securities and consist of the following:

	As of June 30,

	2001	2000

Cash equivalents:
Money market fund	$13,289,827	$435,851
Commercial paper	—	1,980,443
Corporate notes/ bonds	—	940,000
Auction rate securities	4,158,830	—

Total	$17,448,657	$3,356,294

Marketable securities:
U.S. government agency obligations	$19,466,243	$—
Corporate notes/ bonds	5,288,868	1,937,099
Commercial paper	4,995,045	—

Total	$29,750,156	$1,937,099

      Unrealized gains on available-for-sale securities at June 30, 2001, were $116,801. There were no unrealized gains or losses on available-for-sale securities as of June 30, 2000. Gross realized gains and

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

losses on sales of available-for-sale securities during the years ended June 30, 2001 and 2000 were immaterial.

      Debt securities at June 30, 2001 and 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers of the securities may have the right to prepay obligations.

	As of June 30,

	2001	2000

Marketable securities:
Due in one year or less	$24,496,523	$—
Due after one year through four years	5,253,633	1,937,099

Total	$29,750,156	$1,937,099

Inventories

      Inventories primarily consisting of individual chemical compounds in the form of Optimer building blocks, Lead Generation Libraries, custom libraries and commercially available fine chemicals are stated at the lower of cost (first-in, first-out basis) or market. The Company designs and produces the chemical compounds comprising its Lead Generation Libraries, custom libraries and Optimer building blocks and begins capitalizing costs into inventory only after technological feasibility has been established. Inventories are reviewed periodically, and items considered to be slow moving or obsolete are reduced to estimated net realizable value through an appropriate reserve.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized. Depreciation and amortization of equipment are computed using the straight-line method based on the following estimated useful lives:

Estimated
Type of Property and Equipment	Useful Life

Computer hardware and software	3 years
Laboratory and analytical equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	7 years

Patents and Patent Application Costs

      The Company capitalizes legal costs directly incurred in pursuing patent applications as patent costs. When such applications result in an issued patent, the related costs are amortized on a straight-line method over the estimated remaining lives of the issued patents, generally 17 years. On a quarterly basis, the Company reviews its issued patents and pending patent applications, and if it determines to abandon a patent application or that an issued patent no longer has economic value, the unamortized balance in deferred patent costs relating to that patent is immediately expensed.

Long-Lived Assets

      Long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Recoverability is measured by comparison of the

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

assets’ carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the projected discounted future net cash flows arising from the assets.

Revenue Recognition

      Net revenue from product sales is recognized as products are shipped, while revenues from the Company’s full-time equivalent contracts are recognized on a per diem basis as work is performed. Development and fixed-fee-type contract revenues are recognized on a percentage-of-completion basis. In general, contract provisions include predetermined payment schedules or the submission of appropriate billing detail. Any payments received in advance from these agreements are recorded as deferred revenue until earned. The Company separately reports product, collaboration and license revenue. The Company reports cost of goods sold and cost of revenue from collaborations as one line item titled cost of revenue in its statement of operations. Although the Company’s current cost accounting system has the functional capacity to segregate these costs, it has not yet implemented such functionality, primarily because these costs are derived from similar processes including research, design and synthesis activities. To date, the Company has not received any milestone or royalty payments.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable and investments in marketable securities. The Company maintains its cash balances in the form of bank demand deposits. Cash equivalents and marketable securities consist of money market funds, taxable commercial paper, U.S. government agency obligations, corporate notes and bonds with high credit quality and auction rate securities. All cash, cash equivalents and marketable securities are maintained with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are concentrated in the pharmaceutical and biotechnology industries. Accordingly, the Company may be exposed to credit risk generally associated with pharmaceutical and biotechnology companies. The Company has had no bad debt since inception, and management believes that there are no losses inherent in the Company’s accounts receivable as of June 30, 2001 or June 30, 2000. The Company has no financial instruments with off-balance sheet risk of accounting loss, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

      During fiscal year 2001, revenue from three of the Company’s customers represented approximately 24%, 24% and 12% of total revenue. During fiscal year 2000, revenue from three of the Company’s customers represented approximately 48%, 11% and 10% of total revenue.

Research and Development Costs

      Research and development costs are expensed as incurred.

Advertising and Promotion Expenses

      Advertising and promotion costs are expensed when incurred. The amount charged against operations for the years ended June 30, 2001, 2000 and 1999 was approximately $293,000, $70,000 and $18,000, respectively.

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying values of cash, accounts receivable and accounts payable approximate fair value due to their short-term nature. The carrying amount of the Company’s long-term debt as of June 30, 2000, approximates fair value, as these borrowings are at an interest rate comparable to the current market rate.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

      The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related pronouncements. Under the provisions of APB 25, no compensation expense is recognized when stock options are granted with exercise prices equal to or greater than market value on the date of grant.

Segment Information

      Statement of Financial Accounting Standards No. 131, Disclosure About Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Since its inception, the Company has conducted its operations in one operating segment.

      The Company enters into agreements directly with pharmaceutical and biotechnology companies throughout the United States, Europe and Japan. International revenue represented 9%, 9% and 8% of the Company’s total revenue during fiscal years 2001, 2000 and 1999, respectively.

Internally Developed Software

      The Company accounts for its software and information technology in compliance with Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 defines the types of computer software project costs that may be capitalized. All other costs are expensed in the period incurred. In order for costs to be capitalized, the computer software project must be intended to create a new system or add identifiable functionality to an existing system. Total capitalized costs were $682,939 and $134,090 for fiscal year 2001 and 2000, respectively, and are being amortized over a period of three years.

Employee Savings Plan

      The Company has a 401(k) plan which allows participants to contribute 1% to 15% of their salary, subject to eligibility requirements and annual limits. All eligible employees can participate in the plan on January 1, April 1, July 1 or October 1. The Company matches employee contributions on a discretionary basis as determined by the Company’s Board of Directors. During fiscal year 2001, the Company paid matching contributions of approximately $84,000. The Company did not contribute to the 401(k) plan in any other previous fiscal years.

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net Loss Per Share

      Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period, if their effect is dilutive. Potential common shares include incremental shares of common stock issuable upon the exercise of stock options and warrants and upon the conversion of convertible preferred stock. The potential shares of common stock have not been included in the diluted net loss per share calculation because to do so would be anti- dilutive. For fiscal year 2001, the weighted average number of shares of common stock outstanding included 11,501,666 shares of preferred stock that converted to common stock on the date of the Company’s initial public offering (the “IPO”) as of November 17, 2000. The number of common share equivalents excluded from the diluted loss per share calculations for the years ended June 30, 2001, 2000 and 1999 were 1,212,112, 1,115,702 and 0, respectively.

Reclassifications

      Certain reclassifications have been made to prior year’s amounts to conform to current year’s presentation. These reclassifications had no impact on the reported results of operations.

Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations (“SFAS 141”) and Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 141 requires companies to reflect intangible assets apart from goodwill and supersedes previous guidance related to business combinations. SFAS 142 eliminates amortization of goodwill and amortization of indefinite lived intangible assets. However, SFAS 142 also requires the Company to perform impairment tests at least annually on all goodwill and other intangible assets. These statements are required to be adopted by the Company on January 1, 2001 and for any acquisitions entered into after July 1, 2001. The adoption of SFAS 141 and SFAS 142 does not currently impact the Company’s financial statements.

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.     Balance Sheet Components

	As of June 30,

	2001	2000

Property, plant and equipment:
Laboratory and analytical equipment	$12,295,172	$5,875,863
Computer hardware and software	3,460,493	1,369,293
Leasehold improvements	4,367,329	751,132
Furniture and fixtures	1,334,588	409,866

	21,457,582	8,406,154
Less accumulated depreciation	(4,036,699)	(1,495,397)

Total property, plant and equipment, net	$17,420,883	$6,910,757

Inventories:
Fine chemicals	$1,110,015	$372,562
Lead Generation Library, custom library and Optimer building blocks	3,027,092	1,184,814

Total inventories	$4,137,107	$1,557,376

3.     Long-Term Debt and Extraordinary Loss

      Long-term debt as of June 30, 2000, related to equipment loan facilities negotiated with financial institutions.

      In May and June 2001, the Company fully repaid all obligations related to equipment loan facilities and lines of credit. In connection with the early extinguishment of these debts, the Company incurred $225,176 of extraordinary charges related to prepayment penalties charged by these financial institutions, including a noncash charge of approximately $90,000 related to the remaining accreted interest expense associated with warrants issued to the lenders as discussed below. No such extraordinary charges existed in any other prior periods.

      In connection with the negotiated equipment loan facilities during 2000 and 1999, the Company issued warrants to purchase 110,750 shares of its preferred stock at exercise prices ranging from $1.00 to $5.00 per share. The warrants expire during, or prior to fiscal year 2009. In accordance with EITF 86-35, Debenture with Detachable Stock Purchase Warrants, the Company is required to assess the value of these warrants, and allocate the debt proceeds between the debt liability and the related warrant. The Company assessed the value of these warrants using the Black-Scholes methodology, which ascribed a cumulative value of $144,575 to these warrants. As a result, an allocation between the warrant and the related loan has been made for these warrant grants. Total accreted interest expense was $32,839, $15,053 and $6,683, respectively, during fiscal years 2001, 2000 and 1999.

4.     Leases

      The Company leases office space and equipment under various noncancelable operating lease agreements. Rental expense was $1,129,049, $682,551 and $540,242 for the years ended June 30, 2001,

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2000 and 1999, respectively. As of June 30, 2001, future minimum rental commitments, by fiscal year and in the aggregate, for the Company’s operating leases are as follows:

Amount

2002	$2,025,432
2003	2,025,432
2004	2,362,994
2005	4,084,673
2006	3,613,378
Thereafter	6,595,424

Total minimum lease payments	$20,707,333

      One of the Company’s facilities leases that expires on May 31, 2005, offers the option to renew the lease for two additional terms of five years each at the then-prevailing market rental rates.

5.     Stock Option Plan, Employee Stock Purchase Plan and Stock Warrants

Stock Options

      In September 2000, the Company’s Board of Directors approved the Amended and Restated Stock Option and Incentive Plan (the “Plan”), which is the successor equity incentive plan to the Company’s 1998 Stock Option Plan (the “1998 Plan”), initially adopted by the Board of Directors in July 1998. Upon the closing of the Company’s IPO, the Plan became effective and no additional grants were made under the 1998 Plan. A total of 7,000,000 shares of common stock have been reserved for issuance under the Plan to eligible employees, consultants and directors of the Company. Additional authorized shares may be reserved on any given day in an amount equal to the difference between: (i) 25% of the Company’s issued and outstanding shares of common stock, on a fully diluted and as-converted basis and (ii) the number of outstanding shares relating to awards under the Plan plus the number of shares available for future grants of awards under the Plan on that date. The number of shares available for issuance under the Plan as incentive stock options may not exceed 7,000,000 shares, provided that this number will be increased each January 1 beginning in 2001 by 250,000 shares. In no event, however, will this number exceed the number of shares reserved for issuance under the Plan.

      The Plan provides for awards of both nonstatutory stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and other incentive awards and rights to purchase shares of the Company’s common stock.

      The Plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine whether and to what extent stock options and other stock incentive awards are to be granted, the number of shares of common stock to be covered by each award, the vesting schedule of stock options, generally straight-line over a

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

period of four years, and all other terms and conditions of each award. A summary of activity in the Plan is as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price

Balance, July 1, 1998	1,532,500	$0.235
Exercised	10,000	0.235
Terminated or expired	26,000	0.235

Balance, June 30, 1999	1,496,500	0.235
Granted	1,815,740	0.469
Exercised	446,840	0.235
Terminated or expired	10,556	0.235

Balance, June 30, 2000	2,854,844	0.384
Granted	1,951,788	2.594
Exercised	786,914	0.445
Terminated or expired	528,069	0.584

Balance, June 30, 2001	3,491,649	$1.575

      A summary of options outstanding as of June 30, 2001, is as follows:

	Outstanding Options			Exercisable Options

		Weighted-	Weighted-		Weighted-
		Average	Average	Shares	Average
Exercise	Shares Under	Remaining	Exercise	Currently	Exercise
Price	Option	Contractual Life	Price	Exercisable	Price

$0.235	1,160,912	7.3	$0.235	418,974	$0.235
0.60	1,582,285	8.7	0.600	627,161	0.600
3.00	242,852	9.3	3.000	21,250	3.000
5.00-8.94	505,600	9.7	7.020	20,000	7.500

	3,491,649	8.4	$1.575	1,087,385	$0.633

Fair Value Disclosure

      As described in Note 1, the Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

      Pro forma information regarding net loss is required by SFAS 123, Accounting and Disclosure of Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options for fiscal year 2000 and 1999 was estimated at the date of grant using the minimum value method available to nonpublic companies under SFAS 123. Under this method, option value is determined as the excess of the fair value of the stock at the date of grant over the present value of both the exercise price (lump sum) and the expected dividend payments (annuity), each discounted at the risk-free rate, over the expected exercise life of the option. A risk-free interest rate of 6.25% for 2000 and 5.0% for 1999, a dividend yield of 0% for 2000 and 1999, and an expected life of five years were applied for 2000 and 1999 grants. Upon the completion of the Company’s IPO in fiscal year 2001, the Company began using the Black-Scholes option pricing model under SFAS 123 and used the following weighted average assumptions: risk-free interest

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

rate of 4.63%; a dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 98.9%; and a weighted-average expected life of the option of five years. The weighted average fair value of stock options granted during 2001, 2000 and 1999 was $7.31, $1.81 and $0.05 per share, respectively. As discussed further below, the Company recorded approximately $4.7 million and $1.1 million of stock-based compensation under APB 25 during fiscal year 2001 and 2000, respectively.

      Option valuation models such as the minimum value and Black-Scholes methods described above require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The following summarized pro forma results of operations assume the estimated fair value of the options granted is amortized to expense over the option-vesting period.

	Years Ended June 30,

	2001	2000	1999

Pro forma net loss	$(11,444,128)	$(5,132,403)	$(4,384,031)
Pro forma net loss applicable to common stock	$(16,444,129)	$(5,132,403)	$(4,384,031)
Pro forma loss per share (basic and diluted)	$(1.05)	$(1.68)	$(1.50)

Deferred Stock-Based Compensation

      As of June 30, 2001 and June 30, 2000, the Company has recorded $7,328,086 and $4,645,851 of deferred stock compensation, respectively, in accordance with APB 25, SFAS 123 and FIN 44, related to certain stock options granted to employees. Stock compensation expense is being recognized on a straight-line basis over the vesting periods of the related options, which is generally four years, except for options with performance-based vesting provisions. During fiscal 2001, 75% of the performance-based options vested upon the completion of the Company’s IPO in November 2000. The remaining performance-based options will vest in November 2001. The Company recognized stock compensation expense of $4,653,552 and $1,117,796 for the years ended June 30, 2001 and June 30, 2000, respectively.

Employee Stock Purchase Plan

      During fiscal year 2001, the Company adopted an Employee Stock Purchase Plan (the “Purchase Plan”), authorizing the issuance of 800,000 shares of its common stock pursuant to purchase rights granted to eligible employees of the Company. The Purchase Plan provides a means by which employees purchase common stock of the Company through payroll deductions of up to 15% of their base compensation. At the end of each of four offering periods during a calendar year, the Company uses accumulated payroll deductions to purchase, on behalf of participating employees, shares of common stock at a price equal to the lower of 85% of the fair market value of a share of common stock (i) at the beginning of the offering period or (ii) at the end of the offering period. The offering periods under the Purchase Plan end on March 31, June 30, September 30 and December 31 of each year. Generally all employees, including executive officers, who work at least 20 hours per week and five months per year may participate in the Purchase Plan. Employees who are deemed to own greater than 5% of the combined voting power of all classes of stock of the Company are not eligible for participation in the Purchase Plan. As of June 30, 2001, 89,759 shares have been issued under the Purchase Plan.

Stock Warrants

      The Company has issued warrants to purchase shares of the Company’s preferred stock, generally in connection with the Company’s equipment financing. Upon the closing of the Company’s IPO, in

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

conjunction with the automatic conversion of the preferred stock, these warrants became exercisable for the same number of shares of common stock. The warrants expire on various dates through fiscal 2009. During May 2001, warrants to acquire 47,000 shares of common stock were exercised on a “net” basis, resulting in the issuance of 39,332 shares of common stock.

      The following table summarizes warrant data as of June 30, 2001:

Issued and outstanding	63,750
Exercise price	$2.90 - $5.00
Weighted-average exercise price	$4.55

6.     Preferred and Common Stock

Preferred Stock

      During May 1998, the Company sold 2,500,000 shares of Series A convertible preferred stock (“Series A preferred”), in a first closing, to a group of private investors at a purchase price of $1.00 per share. The net proceeds to the Company from the sale were $2,469,884. During August 1998, the Company completed issuance of 4,135,000 shares of Series A preferred, in a second closing, to another group of private investors in which the net proceeds to the Company were $4,074,619. In November 1999, the Company issued 3,199,999 shares of Series B convertible preferred stock (“Series B preferred”) to substantially the same owners as Series A preferred, at a purchase price of $2.50 per share. The net proceeds to the Company were $7,936,794. All of the preferred shares had preferences before common stock in liquidation equal to the initial preferred purchase price, plus any accrued but unpaid non-cumulative dividends.

      On August 31, 2000, the Company issued 1,666,667 shares of its Series C convertible preferred stock (“Series C preferred”) at $6.00 per share to investors, resulting in net proceeds of $9,971,822. Subsequent to the commencement of the IPO process, the Company reevaluated the fair value of its Series C preferred as of August 31, 2000 and determined it to be $9.00 per share. Accordingly, the incremental fair value of $5.0 million, or $3.00 per share, is deemed to be the equivalent of a dividend on the Series C preferred. The Company recorded the deemed dividend at the date of issuance by offsetting charges and credits to preferred stock, without any effect on total stockholders’ equity. The preferred stock dividend increases the loss applicable to common stockholders in the calculation of basic net loss per share for fiscal year 2001 and the related interim periods.

      On November 17, 2000, concurrent with the Company’s IPO, all of the convertible preferred stock outstanding, amounting to 11,501,666 shares, automatically converted into common stock at a one-to-one ratio.

Common Stock

      Concurrent with the May 1998 sale of Series A preferred, the Company completed a private sale of 2,913,367 shares of its common stock to a group of private investors and the Company’s founders at a purchase price of $0.235 per share. The net proceeds to the Company from the sale were $334,406, plus notes receivable from three of the Company’s founders having an aggregate principal balance of $350,000. The notes, including accrued interest at 6.0% per year, totaled $266,625 and $393,750 as of June 30, 2001 and 2000, respectively, and are payable in full in September 2002 or, if earlier, the date on which two of the founders’ services with the Company terminates. During fiscal year 2001, $145,000 was received from one of the founders as full repayment of the outstanding notes receivable balance, including accrued interest. The notes are secured and have been included with related accrued interest as a component of stockholders’ equity.

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      On November 17, 2000, the Company completed its IPO of 7,475,000 shares of it common stock, including 975,000 shares for the exercise of the underwriters’ over-allotment option. The Company received net proceeds of $50.8 million from its IPO, net of $5.3 million in expenses and underwriters’ discount relating to the issuance and distribution of the securities.

7.     Income Taxes

      The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes. Under the provisions of Statement No. 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

      The Company’s effective tax rate differs from the federal income tax rate for the following reasons:

	Years Ended June 30,

	2001	2000	1999

Expected federal income tax expense at statutory rate of 34%	34.0%	34.0%	34.0%
Effect of permanent differences	42.0	22.1	0.2
State income tax expense, net of federal benefit	—	—	—
Valuation allowance	(76.0)	(56.1)	(34.2)

	—%	—%	—%

      The components of the Company’s deferred tax assets and liabilities are as follows:

	As of June 30,

	2001	2000

Deferred tax assets:
Net operating loss carryforwards	$5,665,504	$2,856,869
Research and development credit carryforwards	615,268	281,866
Deferred revenue	443,846	—
Other	79,351	2,680

	6,803,969	3,141,415
Valuation allowance	(5,959,306)	(3,062,245)

	844,663	79,170
Deferred tax liabilities:
Depreciation	(844,663)	(79,170)

Net deferred tax assets and liabilities	$—	$—

      The Company has recorded a valuation allowance equal to the excess of deferred tax assets over deferred tax liabilities as the Company was unable to determine that it is more likely than not that the deferred tax asset will be realized.

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      At June 30, 2001, the Company has the following net operating loss and tax credit carryforwards for income tax purposes:

		Research and
	Net Operating	Development
	Loss	Credits

Expiration date:
2018	$49,000	$—
2019	4,468,000	—
2020	4,494,000	282,000
2021	6,278,000	333,000

	$15,289,000	$615,000

      The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a “change of ownership” as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company’s utilization of its net operating loss and tax credit carryforwards, and could be triggered by subsequent sales of securities by the Company or its stockholders.

8.     Collaborative Agreements

      Eli Lilly and Company. In March 2000, the Company entered into a research agreement with Eli Lilly to form a chemistry-based research collaboration. Under the terms of the agreement, up to 30 of the Company’s scientists will provide drug research in collaboration with Eli Lilly scientists on identified Eli Lilly drug discovery projects. The Company is compensated based on an annual rate for each full-time equivalent employee working on an Eli Lilly project. The Company’s agreement with Eli Lilly terminates in March 2005, but Eli Lilly may terminate the agreement at any time upon payment of an early termination payment.

      ICOS Corporation. In July 2000, the Company consolidated and expanded its lead optimization agreements with ICOS into a drug discovery collaboration agreement for lead optimization on undisclosed targets. Under the agreement, ICOS has the exclusive worldwide right to develop and market any products resulting from the collaboration. The Company is compensated based on an annual rate for each full-time equivalent employee working on an ICOS project and is entitled milestone payments upon achievement of identified development and commercialization goals for products resulting from the collaboration. The agreement expires in July 2002, and may be terminated upon 90 days’ notice by ICOS following the first anniversary of the agreement. In March 2001, the Company expanded this lead optimization agreement and entered into a compound library agreement with ICOS.

      Merck & Co. In September 2000, the Company expanded an existing collaboration with Merck & Co., Inc., to design and synthesize lead generation libraries for drug discovery at Merck. Under the terms of the new agreement, Merck and Array will collaborate to design small molecule libraries exclusively for Merck’s drug discovery activities. Array will develop processes for the synthesis of each library in collaboration with Merck scientists and utilize its proprietary high-speed synthesis and parallel purification platforms to create these high-quality libraries. Under the terms of the agreement, Merck will provide the Company with research funding as well as payment upon delivery of compounds.

      Amgen. In October 2000, the Company entered into a research and license agreement with Amgen. Under the terms of this agreement, the Company granted Amgen an exclusive license to its existing program to address a target for diabetes, called PTP1B and the Company initiated a joint research program in November 2000 to identify, characterize and optimize potential drug candidates targeting

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

PTP1B. Amgen has the exclusive worldwide right to develop and commercialize any drugs that target PTP1B developed under this collaboration. The agreement provides for an initial, nonrefundable up-front fee of $1.8 million, which was received in November 2000, license fees, quarterly payments for each full-time equivalent employee working on the PTP1B project, and milestone payments upon achievement of identified research, development and commercialization goals for products resulting from the collaboration. The initial term of the research program is two years, and Amgen may terminate the research program with six months written notice during this term. The Company is recognizing the up-front fee over the expected three-year term of this agreement. To date, the Company has not received any milestone payments under this agreement.

      Compound Library Agreements. The Company has entered into agreements with customers, including Tularik in June 1999, which Tularik extended in January 2000, and which expires in January 2002; DuPont in August 2000, which expires in December 2005; and F. Hoffmann-La Roche Ltd in June 2001, which expires in June 2006, providing nonexclusive access on a per-compound fee basis to compounds in the Company’s Lead Generation Library for their internal lead generation efforts. These customers have the option to gain exclusive rights to compounds they intend to commercialize upon payments of either a one-time activation fee or annual fees. The Company retains all ownership of the intellectual property rights to the compounds and to the Company’s Lead Generation Library, and to any inventions made by its scientists working under these agreements. These agreements are terminable only upon breach or insolvency of a party.

9.  Subsequent Events

      Takeda Chemical Industries, Ltd. In July 2001, the Company entered into a new collaboration to create a series of small molecule drug leads against a proprietary Takeda target. Takeda will pay fees to the Company based on the number of Company scientists working on the research phase of the agreement. The Company will be entitled to receive success payments based on reaching certain development milestones and royalties based upon sales of products resulting from the collaboration.

      Vertex Pharmaceutical Incorporated. In August 2001, the Company entered into a new collaboration to discover and develop small molecule drugs directed at two specific targets in the phosphatase protein family. Under the terms of this agreement, Vertex will provide the Company with an up-front fee and research funding over three years. The Company will be responsible for the initial drug discovery, including lead generation and lead optimization. Vertex will be responsible for all aspects of clinical development and commercialization, and the Company will be entitled to receive clinical milestone payments. If products are commercialized as a result of this collaboration, the Company will also be entitled to additional milestone payments. These milestones would be paid on an annual basis for a defined term and are tied to predetermined sales levels.

      ICOS Corporation. In August 2001, the Company entered into a new drug discovery collaboration agreement to discover and develop small molecule drugs directed at two specific disease targets containing the I-domain allosteric site (IDAS) structural motif. IDAS-targeted drugs regulate function of the target proteins through a novel allosteric mechanism. ICOS has identified key structural features of proteins containing the IDAS motif that will be exploited by the Company’s scientists to systematically produce drugs against targets of this class. Under the terms of the agreement, ICOS will provide the Company with research funding over two years. The Company and ICOS scientists will collaborate in all aspects of lead generation and lead optimization. ICOS will be responsible for clinical development and commercialization. The Company is entitled to receive success payments upon reaching certain development milestones and royalties based upon sales of products resulting from this collaboration.

      Stockholder Rights Plan. In August 2001, the Company adopted a Stockholder Rights Plan (the “Rights Plan”) designed to ensure that the Company’s stockholders receive fair and equal treatment in the

ARRAY BIOPHARMA INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

event of an unsolicited attempt to take control of the Company and to deter coercive or unfair tactics by potential acquirers. The Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company’s outstanding common stock without the approval of the Company’s Board of Directors. Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on August 27, 2001. Each right would initially entitle the holder to purchase 1/100th of a share of Series A Junior Participating Preferred Stock. The rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company’s common stock. In that event, each right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase upon the payment of the exercise price a number of shares of the Company’s common stock having a value of two times the exercise price. If the Company is acquired in a merger, or 50% or more of the Company’s assets are sold in one or more related transactions, each right would entitle the holder thereof to purchase for the exercise price a number of shares of common stock of the acquiring company having a value of two times the exercise price. The rights expire on August 2, 2011.

10.  Selected Quarterly Financial Data (unaudited)

      The tables below summarize the Company’s unaudited quarterly operating results for the 2001 and 2000 fiscal year periods.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Fiscal Year 2001
Total revenue	$2,761,204	$3,832,886	$4,741,212	$5,670,458
Gross profit	353,212	541,511	1,325,719	1,819,940
Net loss before extraordinary item	(3,085,843)	(4,231,288)	(1,689,156)	(1,380,682)
Extraordinary loss from early extinguishment of debt	—	—	—	(225,176)
Deemed dividend related to beneficial conversion feature of preferred stock	(5,000,001)	—	—	—
Net loss to common stockholders	(8,085,844)	(4,231,288)	(1,689,156)	(1,605,858)
Basic and diluted net loss per share:
Net loss applicable to common stockholders before extraordinary item	$(2.17)	$(0.33)	$(0.07)	$(0.06)
Extraordinary loss from early extinguishment of debt	—	—	—	(0.01)

Net loss applicable to common stockholders	$(2.17)	$(0.33)	$(0.07)	$(0.07)

Fiscal Year 2000
Total revenue	$1,349,812	$1,350,852	$1,825,376	$2,247,594
Gross profit	532,775	549,691	651,867	594,343
Net loss	(660,465)	(1,465,135)	(1,216,572)	(1,790,231)
Basic and diluted net loss per share	$(0.22)	$(0.49)	$(0.40)	$(0.55)

      See Note 3 for a discussion of the extraordinary loss from early extinguishment of debt and Note 6 for a discussion of the preferred stock deemed dividend.

ARRAY BIOPHARMA INC.

CONDENSED BALANCE SHEET

September 30,
2001

(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$11,072,460
Marketable securities	28,706,897
Accounts receivable, net	2,888,128
Inventories	5,267,334
Prepaid expenses, advances and deposits	632,294

Total current assets	48,567,113
Property, plant and equipment, net	23,445,867
Other assets	168,048

Total assets	$72,181,028

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable — trade	$4,495,008
Advance payments from customers	4,554,076
Accrued compensation and benefits	802,692
Other current liabilities	348,531

Total current liabilities	10,200,307
Stockholders’ equity:
Preferred stock	—
Common stock	23,458
Additional paid-in capital	90,287,804
Accumulated deficit	(21,595,239)
Notes receivable for common stock — related party	(270,000)
Accumulated other comprehensive income	162,935
Deferred compensation	(6,628,237)

Total stockholders’ equity	61,980,721

Total liabilities and stockholders’ equity	$72,181,028

See notes to condensed financial statements

ARRAY BIOPHARMA INC.

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended
	September 30,

	2001	2000

	(Unaudited)
Revenue:
Collaboration revenue	$6,915,980	$2,761,204
License and royalty revenue	276,339	—

Total revenue	7,192,319	2,761,204
Costs and expenses:
Cost of revenue*	4,533,450	2,407,992
Research and development expenses*	2,785,047	1,701,591
Selling, general and administrative expenses*	1,829,028	1,693,978

Total operating expenses	9,147,525	5,803,561

Loss from operations	(1,955,206)	(3,042,357)
Interest expense	—	(173,249)
Interest income	461,225	129,763

Net loss	(1,493,981)	(3,085,843)
Deemed dividend related to beneficial conversion feature of preferred stock	—	(5,000,001)

Net loss applicable to common stockholders	$(1,493,981)	$(8,085,844)

Basic and diluted net loss per share applicable to common stockholders	$(0.06)	$(2.17)

Shares used in computing basic and diluted net loss per share	23,350,869	3,718,550

* Includes compensation related to option grants:
Cost of revenue	$270,755	$209,732
Research and development expenses	180,503	139,822
Selling, general and administrative expenses	248,591	357,112

Total	$699,849	$706,666

See notes to condensed financial statements

ARRAY BIOPHARMA INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Three Months Ended
	September 30,

	2001	2000

	(Unaudited)
Operating activities:
Net loss	$(1,493,981)	$(3,085,843)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	900,115	453,805
Compensation related to stock option grants	699,849	706,666
Changes in operating assets and liabilities	(1,385,352)	(1,448,694)

Net cash used in operating activities	(1,279,369)	(3,374,066)
Investing activities:
Purchases of property, plant and equipment and long-term assets	(6,963,856)	(3,785,428)
Net sales of marketable securities	1,089,393	1,342,301

Net cash used in investing activities	(5,874,463)	(2,443,127)
Financing activities:
Proceeds from sale of preferred and common stock, net of issuance costs	—	9,995,672
Proceeds from exercise of stock options, warrants and shares issued under the employee stock purchase plan	264,593	268,902
Proceeds from the issuance of long-term debt	—	2,000,000
Payment on long-term debt	—	(529,079)

Net cash provided by financing activities	264,593	11,735,495

Net increase (decrease) in cash and cash equivalents	(6,889,239)	5,918,302
Cash and cash equivalents, beginning of period	17,961,699	3,846,407

Cash and cash equivalents, end of period*	$11,072,460	$9,764,709

*	Excludes marketable securities totaling $28,706,897 and $594,798 as of September 30, 2001 and 2000, respectively.

See notes to condensed financial statements

ARRAY BIOPHARMA INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

September 30, 2001
(Unaudited)

Note 1:     Basis of Presentation

      The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ending September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended June 30, 2002. For further information, refer to the financial statements and footnotes thereto as of and for the year ended June 30, 2001 included in the Annual Report on Form 10-K of Array BioPharma Inc. (the “Company” or “Array”) filed on September 27, 2001 with the Securities and Exchange Commission.

Note 2:     Reclassifications

      Certain reclassifications have been made to prior period’s amounts to conform to current period’s presentation. These reclassifications had no impact on the reported results of operations.

Note 3:     Cash Equivalents and Marketable Securities

      Management has determined that certain cash equivalents and marketable securities held by the Company at September 30, 2001 were classified as available-for-sale securities for purposes of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Securities available-for-sale are carried at fair value, with unrealized gains and losses reported as a component of stockholders’ equity until their disposition. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on securities available-for-sale are included in investment income. Interest and dividends on securities available-for-sale are included in investment income. The cost of securities sold is based on the specific identification method.

Note 4:     Inventory Components

September 30,
2001

Fine chemicals	$1,262,494
Lead Generation Library, custom library and Optimer building blocks	4,004,840

Total inventories	$5,267,334

Note 5:     Comprehensive Income

      Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income/loss, which includes, in addition to net loss, other comprehensive

ARRAY BIOPHARMA INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

income/loss consisting of unrealized gains and losses, which are not previously included in the traditional statement of operations. A reconciliation of net loss to comprehensive loss is as follows:

	Three Months Ended
	September 30,

	2001	2000

Net loss	$(1,493,981)	$(3,085,843)
Change in unrealized gain on marketable securities	46,134	—

Total comprehensive loss	$(1,447,847)	$(3,085,843)

Note 6:     Preferred and Common Stock

      On August 31, 2000, the Company issued 1,666,667 shares of its Series C convertible preferred stock (the “Series C preferred”), which converted on a one-for-one basis into shares of common stock upon the effectiveness of the Company’s initial public offering (the “IPO”), at $6.00 per share to investors, resulting in gross proceeds of $10.0 million. Subsequent to the commencement of the IPO process, the Company reevaluated the fair value of its Series C preferred as of August 31, 2000, and determined it to be $9.00 per share. Accordingly, the incremental fair value of $5.0 million, or $3.00 per share, was deemed to be the equivalent of a dividend on the Series C preferred. The Company recorded the deemed dividend at the date of issuance by offsetting charges and credits to preferred stock, without any effect on total stockholders’ equity. The preferred stock dividend increases the loss applicable to common stockholders in the calculation of basic net loss per share for fiscal year 2001 and all related interim periods.

      On November 17, 2000, the Company completed an IPO of 7,475,000 shares of its common stock, including 975,000 shares for the exercise of the underwriters’ over-allotment option. Concurrent with the IPO, all of the 11,501,666 shares of convertible preferred stock outstanding automatically converted into common stock at a one-to-one ratio. The Company received net proceeds of $50.8 million from its IPO, net of $5.3 million in expenses and underwriters’ discount relating to the issuance and distribution of the securities.

Note 7:     Revenue Recognition

      The Company recognizes revenue from full-time equivalent fees under its collaboration agreements on a monthly or per diem basis as work is performed. Revenue from its development and fixed-fee collaboration agreements is recognized on a percentage-of-completion basis. Fee-per-compound revenue is recognized as compounds are shipped. Revenue from license fees and up-front fees is recognized over the term of the particular license, or over the expected term of the particular collaboration agreement. Royalty revenue is recorded when earned. In general, contract provisions include predetermined payment schedules or the submission of appropriate billing detail. Any payments received in advance from these agreements are recorded as deferred revenue until earned. The Company reports revenue from collaboration agreements, which include lead generation and lead optimization services, process research and development and the sale of chemical compounds, as collaboration revenue in its statement of operations. License and royalty revenue are combined and reported separately from collaboration revenue. Certain of these agreements also provide for milestone payments upon achievement of identified development and commercialization goals for products resulting from the collaboration. To date, the Company has not received any such milestone payments.

Note 8:     Net Loss Per Share

      Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by

ARRAY BIOPHARMA INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period, if their effect is dilutive. Potential common shares include incremental shares of common stock issuable upon the exercise of stock options and warrants. The potential shares of common stock have not been included in the diluted net loss per share calculation because to do so would be anti-dilutive.

Note 9:     Stockholder Rights Plan

      In August 2001, the Company adopted a Stockholder Rights Plan (the “Rights Plan”) designed to ensure that the Company’s stockholders receive fair and equal treatment in the event of an unsolicited attempt to take control of the Company and to deter coercive or unfair tactics by potential acquirers. The Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company’s outstanding common stock without the approval of the Company’s Board of Directors. Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on August 27, 2001. Each right entitles the holder to purchase 1/100th of a share of Series A Junior Participating Preferred Stock for an exercise price of $70.00 per share. The rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company’s common stock. In that event, each right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase upon the payment of the exercise price a number of shares of the Company’s common stock having a value of two times the exercise price. If the Company is not the surviving entity in a merger or stock exchange, or 50% or more of the Company’s assets or earning power are sold in one or more related transactions, each right would entitle the holder thereof to purchase for the exercise price a number of shares of common stock of the acquiring company having a value of two times the exercise price. The rights expire on August 2, 2011.

Note 10:     Collaborative Agreements

      In July 2001, the Company entered into a new collaboration with Takeda Chemical Industries, Ltd. to create a series of small molecule drug leads against a proprietary Takeda target. Takeda will pay fees to the Company based on the number of Company scientists working on the research phase of the agreement. The Company will be entitled to receive success payments based on reaching certain development milestones and royalties based upon sales of products resulting from the collaboration.

      In August 2001, the Company entered into a new collaboration with Vertex Pharmaceutical Incorporated to discover and develop small molecule drugs directed at two specific targets in the phosphatase protein family. Under the terms of this agreement, Vertex will provide the Company with an up-front fee and research funding over three years. The Company will be responsible for the initial drug discovery, including lead generation and lead optimization. Vertex will be responsible for all aspects of clinical development and commercialization, and the Company will be entitled to receive clinical milestone payments. If products are commercialized as a result of this collaboration, the Company will also be entitled to additional milestone payments. These milestones would be paid on an annual basis for a defined term and are tied to predetermined sales levels.

      In August 2001, the Company entered into a new drug discovery collaboration agreement with ICOS Corporation to discover and develop small molecule drugs directed at two specific disease targets containing the I-domain allosteric site (IDAS) structural motif. IDAS-targeted drugs regulate function of the target proteins through a novel allosteric mechanism. ICOS has identified key structural features of proteins containing the IDAS motif that will be exploited by the Company’s scientists to systematically produce drugs against targets of this class. Under the terms of the agreement, ICOS will provide the Company with research funding over two years. The Company and ICOS scientists will collaborate in all aspects of lead generation and lead optimization. ICOS will be responsible for clinical development and commercialization. The Company is entitled to receive success payments upon reaching certain development milestones and royalties based upon sales of products resulting from this collaboration.

Inside Back Cover

[Graphic describing the drug discovery tools and technologies within the Array Discovery Platform.]

4,200,000 Shares

Common Stock

PROSPECTUS

                  , 2002

LEHMAN BROTHERS

UBS WARBURG

LEGG MASON WOOD WALKER

INCORPORATED

THOMAS WEISEL PARTNERS LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:     Other Expenses of Issuance and Distribution

      The following table shows the various fees and expenses, other than the underwriting discount and commissions, payable by the registrant in connection with the sale of the common stock being registered under this registration statement. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$
NASD filing fee
Nasdaq National Market listing fee
Printing and engraving expenses
Accounting fees and expenses
Legal fees and expenses
Blue sky fees and expenses (including legal fees)
Transfer agent and registrar fees and expenses
Miscellaneous

Total		$700,000

Item 15:     Indemnification of Directors and Officers

      The Bylaws of the registrant will provide for the indemnification of the registrant’s directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware General Corporation Law (the “DGCL”), except that the registrant will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by the person only if the proceeding (or part thereof) was authorized by the registrant’s Board of Directors. The indemnification provided under the Bylaws includes the right to be paid by the registrant, the expenses (including attorneys’ fees) for any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of those expenses (including attorneys’ fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the registrant of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Under the Bylaws of the registrant, if the registrant does not pay a claim for indemnification within 60 days after it has received a written claim, the director or officer may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer also will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

      As permitted by the DGCL, the registrant’s Certificate of Incorporation provides that directors of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

      Under the Bylaws, the registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against the person or incurred by the person in that capacity, or arising out of the person’s fulfilling one of these capacities, and related expenses, whether or not the registrant would have the power to indemnify the person against the claim under the provisions of the DGCL. The registrant has in force as of date of this offering director and officer liability insurance on behalf of its directors and officers in the amount of $15 million.

      The Underwriting Agreement provides that the underwriters must, under specified circumstances, indemnify the registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

Item 16:     Exhibits

      Please see the Exhibit index immediately following the signature page.

Item 17:     Undertakings

(a)	The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boulder, state of Colorado, on January 16, 2002.

ARRAY BIOPHARMA INC.

By:	/s/ ROBERT E. CONWAY

Robert E. Conway
Chief Executive Officer

Power of Attorney

      Each person whose signature appears below constitutes and appoints Robert E. Conway, R. Michael Carruthers, David L. Snitman, Ph.D. and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement relating to this registration statement under Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ ROBERT E. CONWAY Robert E. Conway	Chief Executive Officer and Director (Principal Executive Officer)	January 16, 2002

/s/ KYLE LEFKOFF Kyle Lefkoff	Chairman of the Board of Directors	January 16, 2002

/s/ R. MICHAEL CARRUTHERS R. Michael Carruthers	Chief Financial Officer (Principal Financial and Accounting Officer)	January 16, 2002

/s/ FRANCIS J. BULLOCK, PH.D. Francis J. Bullock, Ph.D.	Director	January 16, 2002

/s/ MARVIN H. CARUTHERS, PH.D. Marvin H. Caruthers, Ph.D.	Director	January 16, 2002

/s/ KIRBY L. CRAMER Kirby L. Cramer	Director	January 16, 2002

/s/ KEVIN KOCH, PH.D. Kevin Koch, Ph.D.	Director	January 16, 2002

Signature	Title

/s/ ROBERT W. OVERELL, PH.D. Robert W. Overell, Ph.D.	Director	January 16, 2002

/s/ DAVID L. SNITMAN, PH.D David L. Snitman, Ph.D.	Director	January 16, 2002

/s/ JOHN L. ZABRISKIE, PH.D. John L. Zabriskie, Ph.D.	Director	January 16, 2002

EXHIBIT INDEX

Exhibit
No.	Description

1.1	*Form of Underwriting Agreement
4.1	+Specimen certificate representing the common stock
5.1	*Opinion of Hogan & Hartson L.L.P.
10.1	Employment Agreement with Robert E. Conway dated November 15, 2001
23.1	*Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
24.1	Power of attorney (included on signature page)

*	To be filed by amendment.

+	Incorporated herein by reference to the registrant’s registration statement on Form S-1 (File No. 333-45922).